Exhibit 99.37

GCM MINING CORP.

(Formerly Gran Colombia Gold Corp.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

MARCH 31, 2022

The following discussion and analysis of the results of operations and financial condition (“MD&A”) for GCM Mining Corp. (the “Company” or “GCM”) should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 31, 2021 (the “Financial Statements”), which are available on the Company’s web site at www.gcm-mining.com and on www.sedar.com. Readers are encouraged to read the Cautionary Note Regarding Forward Looking Information included on page 44 of this MD&A and the Company’s Annual Information Form dated as of March 31, 2022, also available on the Company’s website and SEDAR. The financial information in this MD&A is derived from the Financial Statements prepared in accordance with International Financial Reporting Standards (“IFRS”). All figures contained herein are expressed in United States dollars (“USD”), except for production, share data or as otherwise stated.

GCM uses the following non-GAAP financial performance measures in its MD&A: realized gold and silver price per ounce sold, total cash cost and AISC per ounce sold, sustaining capital and non-sustaining capital expenditures, adjusted EBITDA, adjusted net earnings, adjusted net earnings per share and Free Cash Flow. Non-GAAP financial performance measures in this MD&A are identified with “NG”. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to pages 37 to 42. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Fourth Quarter and Full Year 2021 Highlights

•

The Company changed its name to GCM Mining Corp. on November 29, 2021 to reflect its strategy to grow through diversification, expanding its operations and investments to other countries and broadening its products to include other metals beyond just gold and silver while returning value to its shareholders through its monthly dividend program.

•

GCM remains committed to the health and safety of its employees, and through COMFAMA Colombia, was the first mining company in Antioquia to secure COVID-19 vaccines to immunize its employees and their families in 2021. The Company published its inaugural sustainability report in June 2021 which reflects a focused effort on measuring and disclosing its Environmental, Social and Governance (“ESG”) priorities and performance moving forward. The next sustainability report is expected to be issued in June 2022.

•

In December 2021, the Company completed an updated Mineral Resource estimate (“MRE”) and preliminary economic assessment (“PEA”) for its 100%-owned Toroparu Project in Guyana. In June 2021, the Company acquired all of the shares of Gold X Mining Corp (“Gold X”) it did not already own and then closed a $300 million offering in August 2021 of 6.875% Senior Unsecured Notes due 2026

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(the “Senior Notes”) to fund the development of the Toroparu Project, to prepay the remaining $18.0 million balance of its Gold Notes in September and for general corporate purposes. The updated MRE for Toroparu includes 8.4 million ounces (“Mozs”) of Measured & Indicated gold resource at 1.42 g/t and 396 million pounds (“Mlbs”) of Measured & Indicated copper resource at 0.1% in 185 million tonnes of rock. The Toroparu PEA affirms the economic viability of the open pit and underground mining operations with total life-of-mine (“LOM”) gold production of 5.4 Mozs representing 88.4% of the 6.2 Mozs of gold fed to the milling circuit at an average gold grade of 1.78 g/t over the projected 24-year mine life. The Toroparu PEA also estimates a $794 million after-tax net present value at a 5% discount rate, a 46% after-tax Internal Rate of Return and a two-year after-tax payback of the initial $355 million capital cost of the Toroparu Project at a $1,500 per ounce long-term gold price.

•

The Company met its annual production guidance for the sixth consecutive year in 2021. GCM’s gold production from its Segovia Operations totaled 55,285 ounces in the fourth quarter of 2021, up 10% over the fourth quarter of 2020. This brought Segovia’s total gold production in 2021 to 206,389 ounces, up 5% over 2020, and within the Company’s guidance range for 2021 of between 200,0000 and 220,000 ounces. Expansion of the Company’s processing plant at Segovia to 2,000 tpd is expected to be fully completed by the end of the first half of 2022, lifting the Company’s annual production guidance for 2022 to between 210,000 and 225,000 ounces of gold.

•

GCM has added revenue diversification at its Segovia Operations through a new polymetallic recovery plant that is recovering commercial quantities of zinc and lead as well as gold and silver into concentrate from its tailings. The Company completed construction of the plant in 2021 and the concentrate production is currently being stockpiled as the Company finalizes offtake contracts for sales to commence in 2022.

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Consolidated revenue amounted to $93.6 million and $382.6 million in the fourth quarter and full year in 2021, respectively, compared with $99.7 million and $390.9 million in the fourth quarter and full year, respectively, in 2020. Segovia’s revenue of $93.6 million in the fourth quarter of 2021 was up 7% from the fourth quarter of 2020 reflecting a 13% increase in the volume of gold sold that was partially offset by a 5% reduction in realized gold prices. For the year, Segovia’s revenue totaled $377.5 million, up 8% compared with last year, reflecting a 5% increase in the volume of gold sold, an approximately 3% increase in realized gold prices and a $1.7 million increase in silver revenues. Revenue in the fourth quarter and full year in 2020 also included $12.6 million and $42.8 million, respectively, from the Marmato Mining Assets owned by Aris Gold Corporation (“Aris”). The Company’s equity position in Aris fell below 50% in February 2021 and the Company ceased consolidating the financial results of Aris.

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At the Segovia Operations, total cash costs NG averaged $821 per ounce in the fourth quarter of 2021, compared with $830 per ounce in the fourth quarter of 2020, bringing the average for 2021 to $814 per ounce compared with $699 per ounce in 2020. The year-over-year increase in Segovia’s annual total cash costs per ounce reflects an increase implemented by the Company in the third quarter of 2020 in the payment rates for material sourced from its contract miner and the small-scale miners in its Segovia title which had not changed since 2017. Including the Marmato mining operations, consolidated total cash costs were $824 per ounce in 2021 compared with $768 per ounce in 2020.

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All-in sustaining costs (“AISC”) NG per ounce sold for the Segovia Operations were $1,349 and $1,196 in the fourth quarter and full year, respectively, in 2021 compared with $1,266 and $1,015 in the fourth quarter and full year, respectively, in 2020. The year-over-year increase in Segovia’s annual AISC

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in 2021 reflects (i) the increased total cash costs as described above, (ii) an increase in exploration and mine geology, mine development and other sustaining capital expenditures NG to a total of $45.0 million in 2021, up from $35.7 million in last year, (iii) an activity-driven increase in G&A and social programs expenses in 2021 compared with last year, and (iv) a $2.3 million provision for estimated fees related to ongoing investigations of environmental incidents that occurred between 2016 and 2018 at Segovia. Including Marmato, consolidated AISC in 2021 was $1,207 per ounce compared with $1,101 per ounce last year.

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GCM’s exploration and mine geology drill campaigns completed a total of approximately 97,000 meters in 444 diamond drill holes at our producing mines and our high-priority brownfield targets in 2021. This led to an increase in the Company’s Measured & Indicated Resources at the end of 2021 to 4.6 million tonnes (“Mt”) at a grade of 11.0 g/t totalling 1.62 Mozs of gold, up 14% from last year, and its Inferred Resources to 5.3 Mt at a grade of 9.9 g/t totalling 1.70 Mozs of gold, up 41% compared to last year. The Company more than replaced the Mineral Resources it mined in 2021 representing the sixth consecutive year that it has, at a minimum, replaced the Mineral Resources mined at its Segovia Operations. El Silencio and Sandra K were the primary areas of growth within the 2021 Segovia MRE. Similarly, the Company’s Mineral Reserve increased by 18% from last year to approximately 745,000 proven and probable ounces of gold based on 2.3 Mt of material at an average head grade of 10.1 g/t.

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Adjusted EBITDA NG amounted to $37.4 million for the fourth quarter of 2021 compared with $43.1 million in the fourth quarter last year. This brings the total adjusted EBITDA for 2021 to $171.6 million compared with $187.8 million last year. Adjusted EBITDA in the fourth quarter and full year in 2020 included $0.8 million and $5.4 million, respectively, from the Marmato Mining Assets.

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Net cash provided by operating activities in the fourth quarter of 2021 was $27.4 million compared with $29.5 million in the fourth quarter last year. For the full year, net cash provided by operating activities amounted to $80.6 million compared with $136.4 million last year reflecting the increase in income tax payments in 2021, changes in non-cash working capital items, including the impact from the delay in receiving 2021’s VAT refund claims, and the reduction in adjusted EBITDA from the Segovia Operations in the current year resulting from the increase in production costs, G&A and social programs expenses.

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Free Cash Flow NG in the fourth quarter of 2021 was $12.2 million compared with $5.8 million in the fourth quarter of 2020 bringing the total Free Cash Flow for the full year to $26.2 million compared with $73.6 million last year, largely reflecting the decrease in net cash provided by operating activities in 2021.

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The Company’s balance sheet benefitted from the Senior Notes financing, raising its cash position to $323.6 million and working capital to $317.7 million at the end of December 2021. S&P Global Ratings and Fitch Ratings have each issued B+ ratings for the Company’s Senior Notes.

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The Company returned a total of $17.0 million to shareholders in 2021 with payment of its monthly dividends totaling $11.5 million and the repurchase of approximately 1.3 million shares for cancellation at a cost of $5.5 million. The Company renewed its NCIB in October 2021 for another year and in the first quarter of 2022, the Company purchased an additional 0.3 million shares for cancellation.

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The Company reported net income of $6.6 million ($0.07 per share) in the fourth quarter of 2021 compared with a loss of $51.3 million ($0.59 per share) in the fourth quarter last year, reflecting an improvement in the loss on financial instruments and lower income tax expense which more than offset the impact of lower income from operations in the fourth quarter of 2021. For the full year, net income in 2021 amounted to $180.0 million ($2.25 per share) compared with a net loss of $27.6 million ($0.08 per share) in in 2020. Net income in 2021 reflected the decrease in income from operations this year and benefitted from the $56.9 million gain on loss of control of Aris, the $49.6 million gain on financial instruments (compared with the $72.9 million loss on financial instruments last year) and the $8.9 million gain on sale of the Zancudo Project. Net income in 2021 included Aris Transaction costs of $9.8 million while net income in 2020 included Bluenose RTO Transaction costs of $16.7 million.

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Adjusted net income NG for the fourth quarter of 2021 was $11.7 million ($0.12 per share), up from $7.7 million ($0.15 per share) in the fourth quarter last year as a reduction in income tax expense more than offset the decrease in income from operations in the fourth quarter of 2021. For the full year, adjusted net income in 2021 was $71.6 million ($0.87 per share) compared with $75.9 million ($1.28 per share) in 2020. The year-over-year decrease in adjusted net income in 2021 largely reflects the decrease in 2021’s income from operations, partially offset by a reduction in income tax expense compared with last year.

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The Company added a 27% equity interest in Denarius Metals Corp. (“Denarius”) to its portfolio in early 2021, giving it exposure to the Lomero-Poyatos polymetallic deposit located in Spain in the Iberian Pyrite Belt and to the Guia Antigua and Zancudo Projects in Colombia. Denarius commenced drilling at its Guia Antigua and Lomero Projects in 2021. At the Lomero Project, early drill results have confirmed that the massive and semi-massive sulfide zones are enriched in copper and significantly in zinc and gold and largely validate the thickness and grades of selected drill holes from previous drilling campaigns incorporated in the historic mineral resource. On March 29, 2022, GCM acquired 3.4 million shares of Denarius in a block trade on the open market at a cost of approximately $1.3 million, increasing its equity interest to 28.6%.

Selected Financial Information

	Fourth Quarter			Year
	2021	2020	2021	2020	2019
Operating data
Gold produced (ounces) (1)	55,285	57,265	208,817	220,194	239,991
Gold sold (ounces)	51,716	52,478	210,042	220,890	233,866
Average realized gold price ($/oz sold) (2)	$1,782	$1,875	$1,794	$1,751	$1,381
Total cash costs ($/oz sold) (2)	821	904	824	768	661
AISC ($/oz sold) (2)	1,349	1,382	1,207	1,101	916
Financial data ($000’s, except per share amounts)
Revenue	$93,623	$99,673	$382,611	$390,921	$326,480
Adjusted EBITDA (2)	37,368	43,076	171,623	187,764	146,675
Impairment charge	-	-	-	-	(175,989)
Net income (loss)	6,606	(51,275)	179,968	(27,571)	(131,164)
Per share - basic	0.07	(0.59)	2.25	(0.08)	(2.65)
Per share - diluted	0.07	(0.59)	1.59	(0.08)	(2.65)
Adjusted net income (2)	11,710	7,703	71,568	75,942	60,460
Per share – basic (2)	0.12	0.15	0.87	1.28	1.22
Per share - diluted (2)	0.11	0.13	0.77	1.09	1.04
Net cash provided by operating activities	27,413	29,494	80,554	136,378	104,340
Free cash flow (2)	12,209	5,828	26,207	73,579	61,675

(1)	Includes production from the Marmato Project up to February 4, 2021, the date of loss of control of Aris.
(2)	Refer to “Non-IFRS Measures” on pages 37-42.

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	December 31,
	2021	2020	2019
Balance sheet ($000’s):
Cash and cash equivalents	$323,565	$122,508	$84,239
Gold Bullion (1)	4,479	-	-
Senior Notes (2)	300,000	-	-
Gold Notes, including current portion – principal amount outstanding (3)	-	35,525	68,750
Convertible Debentures – principal amount outstanding (4)	CA18,000	CA20,000	CA20,000
Aris Gold Notes, including current portion – principal amount outstanding (5)	-	73,066	-

(1)	Commencing the third quarter of 2021, the Company is maintaining a portion of its liquidity in gold bullion. As at December 31, 2021, the Company had 2,500 ounces in its gold bullion account.
(2)

The Senior Notes were issued in August 2021 and are recorded in the Financial Statements at amortized cost. At December 31, 2021, the carrying amount of the Senior Notes outstanding, including accrued interest of $8.1 million, was $294.8 million.

(3)

The Gold Notes were recorded in the Financial Statements at fair value and were fully redeemed in September 2021. At December 31, 2020 and 2019, the carrying amounts of the Gold Notes outstanding was $38.5 million and 69.0 million, respectively.

(4)

The Convertible Debentures are recorded in the Financial Statements at fair value. At December 31, 2021, 2020 and 2019, the carrying amounts of the Convertible Debentures outstanding were $19.5 million, $28.4 million and $21.1 million, respectively.

(5)

The Aris Gold Notes were issued in August 2020 and were recorded in the Financial Statements at fair value. At December 31, 2020, the carrying amount of the Aris Gold Notes outstanding was $73.2 million. The Aris Gold Notes were non-recourse to the Company and were derecognized on February 4, 2021, the date of loss of control of Aris.

Description of Business

The Company is incorporated under the laws of the Province of British Columbia and is a Canadian-based mid-tier gold producer with its primary focus in Colombia where it is the leading high-grade underground gold and silver producer with several mines in operation at its high-grade Segovia Operations. In Guyana, the Company is advancing the Toroparu Project, one of the largest undeveloped gold projects in Latin America. The head office of the Company is located at 401 Bay Street, Suite 2400, PO Box 15, Toronto, Ontario, M5H 2Y4 and its registered office is located at 1166 Alberni Street, Suite 1604, Vancouver, British Columbia, V6E 3Z3. The Company also has an office in Medellin, Colombia. As of the date of this MD&A, the Company owns approximately 44% of Aris, a Canadian mining company currently advancing a major expansion and modernization of its underground mining operations at its Marmato Mining Assets in Colombia. The Company also owns an approximately 28.6% equity interest in Denarius (TSX-V: DSLV) (Spain – Lomero-Poyatos; Colombia – Guia Antigua and Zancudo) and an approximately 26% equity interest in Western Atlas Resources Inc. (“Western Atlas”) (TSX-V: WA) (Nunavut – Meadowbank).

Outlook

This Outlook section includes references to future sustaining and non-sustaining capital expenditures which are non-GAAP financial performance measures. The definitions of these non-GAAP financial performance measures are included on page 38 of this MD&A.

After pivoting its focus in 2021 to implement a strategy for growth through diversification, GCM’s outlook for 2022 is centered around its two cornerstone assets, the Segovia Operations in Colombia and the Toroparu Project in Guyana.

At Segovia, the Company has produced a total of 33,658 ounces in the first two months of 2022, up from 30,415 ounces in the first two months of 2021, and its trailing 12-months’ total gold production at the end of February 2022 stood at 209,632 ounces, up about 1.6% over 2021. The expansion of the Maria Dama plant from 1,500 to 2,000 tpd is essentially complete, except for the expansion of the crushing facility that is expected to be completed in the second quarter this year. GCM expects that it will operate the expanded plant at about 85% to 95% of capacity in the second half of 2022, increasing its expected annual production

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for 2022 to between 210,000 and 225,000 ounces of gold.

GCM spent a total of $45.0 million for sustaining capital expenditures NG, including mine exploration and development, and another $10.9 million on non-sustaining capital expenditures NG, including brownfield exploration, Maria Dama plant expansion and completion of the new polymetallic plant. For 2022, GCM has committed to undertake another robust diamond drilling campaign that will comprise approximately 91,000 meters with up to 52,000 meters of in-mine and near-mine drilling and 15,000 meters of underground in-fill drilling at its four producing mines together with 24,000 meters of brownfield drilling at its high-priority targets within the other 24 known veins it is not currently mining in its Segovia mining title. The Company expects that its sustaining capital expenditures NG in 2022 may range between $50 million to $55 million, including the planned drilling at its four producing mines. Non-sustaining capital expenditures NG in 2022 are expected to total up to $10 million, including the brownfield drilling campaign and expenditures to complete the Maria Dama plant expansion, to upgrade and automate certain components in the polymetallic plant and construct additional warehouse space, to commence construction of the new solar generation project (see page 29) and to implement a new ERP system in the Segovia Operations.

In 2021, GCM completed the updated MRE and a PEA for the development of the Toroparu Project. The Company also commenced various pre-construction activities in 2021, including hiring of the project team and key contractors, preparation of the camp facilities, revamping of the local airstrip to enhance logistics and access to the site, design and civil works related to the camp, road and water management, electrical network design, permitting, design of its initial ESG initiatives and various studies associated with environmental matters at the project site. Following completion of the PEA, the Company immediately commenced activities, including additional infill drilling, to advance the studies for the project to prepare a preliminary feasibility study (“PFS”). The Company is in the midst of a competitive bid process and plans to incorporate a change to contract mining in the PFS that is now expected to be finalized early in the third quarter of 2022, at which point formal construction of the project is expected to commence. The final mining license is also expected to be received in mid-2022. In light of the various pre-construction activities underway, the Company continues to anticipate that production will commence from the Toroparu Project in early 2024.

The Company remains committed to its dividend program at the current monthly rate of CA$0.015 per share and expects to continue to repurchase common shares, within certain price ranges, for cancellation under its NCIB to support continued value creation for its shareholders.

On March 21, 2022, the Company subscribed to a $35 million convertible senior unsecured debenture (the “Aris Debenture”) to be issued by a wholly owned subsidiary of Aris. The proceeds of the Aris Debenture will be used to pay a portion of the purchase price for the acquisition, through a joint venture company, of a 20% ownership interest (the “Acquisition”) in the Soto Norte gold project in Colombia. Aris will become the operator of the Soto Norte gold project and will have an option to increase its ownership to 50%. The Aris Debenture will be due, in cash, 18 months from closing of the Acquisition. At any time after 12 months from closing of the Acquisition, the Aris Debenture may be converted, in whole or in part, at the Company’s sole discretion into common shares of Aris at a price to be determined in the context of the market and in accordance with the rules of the TSX. The Aris Debenture will pay interest monthly with an annualized coupon of 7.5%. The issuance of the Aris Debenture is conditional upon closing of the Acquisition by Aris, expected to occur in April 2022, and is subject to the approval of the TSX. The ability of the Company to fully execute its conversion rights under the Aris Debenture is subject to disinterested Aris shareholder approval at its next annual meeting of shareholders.

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Aris Transaction

On December 3, 2020, Aris completed a non-brokered private placement (the “Aris Transaction”) of 37,777,778 subscription receipts (“Aris Subscription Receipts”) at a price of CA$2.25 per Aris Subscription Receipt for aggregate gross proceeds of CA$85.0 million (equivalent to US$66.8 million at the December 31, 2020 exchange rate). The proceeds of the Aris Transaction were placed in escrow pending certain release conditions. GCM acquired 7,555,556 Aris Subscription Receipts for a total of CA$17.0 million (approximately $13.2 million). Each Aris Subscription Receipt entitled the holder to receive one common share of Aris and one Aris Listed Warrant having the same terms and conditions as the Aris Listed Warrants issued pursuant to the Aris Special Warrants in July 2020.

On February 4, 2021, the escrow release conditions for the Aris Transaction were satisfied and the Aris Transaction closed, with Aris issuing 37,777,778 common shares and 37,777,778 Aris Listed Warrants to the holders. On closing of the Aris Transaction, the executive officers and a majority of the Board of Directors of Aris changed pursuant to mutual agreement between GCM and a new investor group. Change of control compensation to the previous management of Aris amounted to $9.8 million was expensed in the first quarter of 2021. In addition, GCM’s equity interest in Aris decreased from 53.5% to 44.3%. GCM recorded a gain on loss of control in the amount of $56.9 million in the first quarter of 2021. In addition, commencing February 4, 2021, GCM ceased consolidating Aris in its financial statements and began equity accounting for its investment in Aris.

As a condition to the Aris Transaction, GCM entered into an investor agreement with Aris, which, subject to certain ownership thresholds, provides GCM with the right to nominate two directors to the Board of Aris and to maintain its equity interest in Aris in the event that Aris issues securities in connection with an equity financing or non-cash transaction. The investor agreement also requires that for a period of two years following closing of the Aris Transaction, GCM will have certain voting obligations related to its equity interest in Aris and is precluded from selling its common shares or warrants of Aris to a third party without prior consent from Aris.

Gold X Acquisition

On March 14, 2021, the Company entered into a definitive arrangement agreement with Gold X, a Canadian junior mining company which owned the Toroparu Project in the western Guyana gold district, to acquire all of the issued and outstanding common shares of Gold X it did not already own. The acquisition was completed by way of a statutory plan of arrangement, with the former shareholders of Gold X receiving 0.6948 of a GCM common share for each Gold X share held (the “Exchange Ratio”). The transaction closed on June 4, 2021 and the Company issued 36,722,294 GCM common shares valued at $155.9 million to the former shareholders of Gold X. Additionally, the Company honoured a total of 9,395,215 outstanding common share purchase warrants of Gold X held by third parties (“Gold X Warrants”). The Gold X Warrants, which entitle the holders to receive 0.6948 of a GCM common share when exercised, were valued at $10.3 million at the acquisition date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 0.55%, expected stock price volatility between 58.83% and 68.66%, expected life between 1.36 years and 3.24 years and expected dividend yield of 3.5%. Including the carrying value of the Company’s existing ownership of common shares, the fair value of the Gold X Warrants and acquisition costs, the total value of the consideration paid to acquire 100% of Gold X amounted to $184.6 million.

Based on management’s analysis and judgment, the acquisition does not meet the IFRS definition of a

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business combination as the primary asset, the Toroparu Project, is an exploration stage property and has not identified economically recoverable ore reserves. Consequently, the transaction has been accounted for as an asset acquisition. Acquisition costs incurred by the Company related to this transaction have been capitalized as part of the consideration amount.

Wheaton Precious Metals Purchase Agreement (“PMPA”)

In addition to the net proceeds of the Senior Notes Offering (refer to page 9), GCM has $138.0 million of future funding available to it for the development of the Toroparu Project through a PMPA (“stream”) obligation assumed in connection with the Gold X acquisition. Under the terms of the PMPA, Wheaton Precious Metals (Caymans) Ltd. (“Wheaton”) will purchase 10% of the gold and 50% of the silver production at Toroparu in exchange of upfront cash payments totalling $153.5 million, of which Gold X had received

$15.5 million in cash prior to the acquisition by the Company. In addition, Wheaton will make ongoing payments to the Company once Toroparu is in operation as follows:

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Gold - the lesser of the market price and $400 per payable ounce of gold delivered to Wheaton over the life of the Toroparu Project, subject to a 1% annual increase starting after the third year of production.

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Silver - the lesser of the market price and $3.90 per payable ounce of silver delivered to Wheaton over the life of the Toroparu Project, subject to a 1% annual increase starting after the fourth year of production.

As the PMPA involves the delivery of gold and silver at a fixed price, as described above, the Company recorded deferred revenue of $84.0 million at the acquisition date which represents the net present value of the estimated future cash flows attributable to expected future gold and silver deliveries to Wheaton.

Receipt of the remaining $138.0 million of deposits is subject to Wheaton’s election to proceed and is expected to be received in installments during construction of the Toroparu Project once all necessary mining licenses have been obtained and conditions pertaining to final feasibility, the availability of project capital finance, the granting of security to Wheaton and other customary conditions are satisfied. If the feasibility study has not been delivered by December 31, 2022, or Wheaton elects not to proceed after receiving the feasibility study, Wheaton may elect (a) not to pay the balance of the deposit and to reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil, or (b) not to proceed with the streaming transaction and to convert the portion of the deposit already paid less $2 million into debt of the Company that will become due and payable in whole or in part upon the occurrence of certain events including, but not limited to, a “change of control” of the Company or the Company obtaining certain levels of debt or equity financing. If Wheaton elects to reduce the streams, the Company may return the amount of the deposit already advanced less $2 million to Wheaton and terminate the agreement. In the event the Company does not deliver sufficient gold and silver to repay the total balance of the deposit, the Company will be required to pay any remaining balance in cash.

The Company has obtained the required project capital finance through completion of the Senior Notes and will be completing a PFS for the Toroparu Project which it expects to deliver to Wheaton prior to December 31, 2022. Security was granted to Wheaton by Gold X as required and the Company expects to meet the other conditions related to mining licenses in order to receive the remaining advance deposits under the PMPA to fund the development of the Toroparu Project.

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Issued and Outstanding Securities

As at March 30, 2022, the Company had the following securities issued and outstanding:

Securities	TSX Symbol	Number	Shares Issuable	Exercise price per share		Expiry or maturity date

Common shares	GCM	97,900,187
Stock options		3,030,332 (1)	3,030,332	CA$	2.55 to CA$6.88	2022 to 2027
Warrants	GCM.WT.B	10,159,055	10,159,155		CA$2.21	April 30, 2024
	Unlisted	3,260,870	3,260,870		CA$5.40	November 5, 2023
	Unlisted	7,142,857	7,142,857		CA$6.50	February 6, 2023
Gold X Warrants	Unlisted	2,046,500	1,421,908(2)		CA$5.76(2)	October 12, 2022
	Unlisted	154,590	107,409(2)		CA$5.76(2)	January 23,2023
	Unlisted	2,678,000	1,860,674(2)		CA$4.61(2)	July 20, 2023
	Unlisted	1,190,750	827,333(2)		CA$1.90(2)	June 12,2024
	Unlisted	3,214,125	2,233,174(2)		CA$4.03(2)	August 27,2024
Convertible Debentures	Unlisted	CA$18,000,000	3,789,473		CA$4.75	April 5, 2024
Senior Notes	N/A	$300,000,000	N/A		N/A	August 9, 2026

(1)	Includes 560,000 stock options at an exercise price of CA$5.45 per share, 50% of which vest in 2023 and 50% vest in 2024. All other stock options are fully vested.

(2)	Shares issuable and exercise price per share have been adjusted to reflect the Exchange Ratio of 0.6948 Gran Colombia share for each Gold X Warrant.

Normal Course Issuer Bid (“NCIB”) for the Company’s Common Shares

The Company currently has a NCIB for its common shares in place pursuant to which it may purchase for cancellation up to 9,570,540 common shares over a 12-month period ending October 19, 2022. Daily purchases are limited to 86,301 common shares, other than block purchase exceptions. Common shares purchased under the NCIB will be cancelled. During the period from October 20, 2021 through December 31, 2021, the Company purchased a total of 572,701 common shares under its current NCIB at an average price of CA$5.13. Including its previous NCIB, which expired in September 2021, the Company purchased a total of 1,274,701 common shares for cancellation during the year ended December 31, 2021 at an average price of CA$5.44, representing a total cost of approximately $5.5 million. Subsequent to December 31, 2021, the Company purchased a total of 284,701 common shares for cancellation during the period from January 1 through March 31, 2022 at an average price of CA$4.99, representing a total cost of approximately $1.1 million.

During the year ended December 31, 2020, the Company purchased a total of 890,100 common shares for cancellation under its previous NCIBs at an average price of CA$5.96, representing a total cost of approximately $4.0 million.

Senior Notes Issued on August 9, 2021 to Fund the Toroparu Project

On August 9, 2021, the Company issued $300 million of unsecured Senior Notes. After transaction costs, the net proceeds amounted to approximately $286.0 million. Interest on the Senior Notes is payable semi-annually in arrears on February 9th and August 9th of each year and will mature on August 9, 2026. On September 9, 2021, the Company used approximately $18.8 million of the net proceeds to fund the early redemption of the remaining balance of the Gold Notes. The remaining net proceeds of approximately $267.4 million will be used by the Company to fund the development of the Toroparu Project and for general corporate purposes, including interest payments during the development of Toroparu. The Company’s

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subsidiaries which directly own the Segovia Operations and the Toroparu Project have provided unsecured guarantees for the Senior Notes.

Reserves and Resources

Segovia Mineral Resource Estimate Update Effective December 31, 2021

The Company completed updated Mineral Resource estimate (“MRE”) for its Segovia Operations prepared in accordance with the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) Definition Standards incorporated by reference in National Instrument 43-101 (“NI 43-101”) with an effective date of December 31, 2021 (the “2021 Segovia MRE”). Highlights of the 2021 Segovia MRE include:

•	Total Measured & Indicated Resources increased to 4.6 million tonnes (“Mt”) at a grade of 11.0 g/t totalling 1.62 Mozs of gold, up 14% from last year.
•	Total Inferred Resources increased to 5.3 Mt at a grade of 9.9 g/t totalling 1.70 Mozs of gold, up 41% compared to last year.
•

The Company more than replaced the Mineral Resources it mined in 2021 representing the sixth consecutive year that it has, at a minimum, replaced the Mineral Resources mined at its Segovia Operations. El Silencio and Sandra K were the primary areas of growth within the 2021 Segovia MRE.

•	The 2021 Segovia MRE continues to reaffirm confidence in the high-grade nature of the Segovia gold deposits which have been in continuous operation for more than 100 years.
•

The brownfield exploration program, which focused on exploration for new resources at the brownfield exploration targets on the 24 veins within the Segovia mining title that are not currently in production, yielded its first addition in the 2021 Segovia MRE with inferred resources reported at the Vera Project.

The following table summarizes the 2021 Segovia MRE and the changes by category in tonnes, grade and ounces of gold compared with the previous total MRE as of December 31, 2020:

Project	Deposit	Type	Measured			Indicated			Measured & Indicated			Inferred
			Tonnes (kt)	Grade (g/t)	Au Metal (koz)	Tonnes (kt)	Grade (g/t)	Au Metal (koz)	Tonnes (kt)	Grade (g/t)	Au Metal (koz)	Tonnes (kt)	Grade (g/t)	Au Metal (koz)

Segovia	Providencia	LTR	263	12.0	101	385	8.8	109	648	10.1	210	367	7.0	83
		Pillars	156	17.5	88	88	9.3	26	243	14.6	114	458	17.6	259
	Sandra K	LTR	17	12.2	7	498	9.5	153	515	9.6	159	704	12.3	279
		Pillars	27	14.7	13	188	10.4	63	214	10.9	75	67	26.8	58
	El Silencio	LTR				1,601	11.2	577	1,601	11.2	577	2,159	8.8	609
		Pillars				1,228	11.4	449	1,228	11.4	449	341	12.1	133
	Verticales	LTR										771	7.1	176
	Subtotal Segovia Project	LTR	280	12.0	108	2,484	10.5	839	2,764	10.4	928	4,007	8.9	1,146
		Pillars	182	17.1	100	1,504	11.1	538	1,675	11.8	634	867	16.2	450

Carla	Carla Project	LTR				129	7.9	33	129	7.9	33	224	9.6	69

Vera	Vera Project	LTR				6	10.9	2	6	10.9	2	257	4.6	38

December 31, 2021 (1)			462	14.0	208	4,123	10.6	1,412	4,585	11.0	1,620	5,349	9.9	1,704

December 31, 2020 (2)			327	19.8	208	3,639	10.4	1,217	3,967	11.2	1,425	3,661	10.3	1,209

% Change vs previous			41%	-29%	-	13%	2%	16%	16%	-2%	14%	46%	-4%	41%

(1)

The Mineral Resources are reported at an in situ cut-off grade of 2.9 g/t Au over a 1.0 m mining width, which has been derived using a gold price of US$1,800 per ounce and suitable benchmarked technical and economic parameters for the existing underground mining (mining = US$99.0/t, processing = US$26.0/t, G&A = US$22.0/t, Royalties = US$6.1/t) and conventional gold mineralized material processing (90.5%). Each of the mining areas have been sub-divided into Pillar areas (“Pillars”), which represent the areas within the current mining development, and long-term resources (“LTR”), which lie along strike or down dip of the current mining development. Mineral Resources are reported inclusive of the Mineral Reserve.

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Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate. Some production at Segovia is sourced from mining areas that are not currently included in the Company’s MRE.

(2)

Sourced from the NI 43-101 Technical Report, Prefeasibility Study Update, Segovia Project, Colombia dated May 13, 2021 and effective as of December 31, 2020, prepared by SRK Consulting (US) Inc. (“SRK”).

The 2021 Segovia MRE reflects an increase in the diamond drilling database of 412 holes for 93,868 meters compared to December 2020. A new vein has been added to the Mineral Resource at the historical Vera mine, which includes an additional 63 holes for 9,640 meters (including 27 holes for 7,509 meters of new drilling), bringing the total cumulative drilling database to 2,553 holes for 378,846 meters. All diamond core drilling during 2021 has been logged and sent for preparation at the SGS laboratories in Medellin, with associated Quality Control Programs. In addition to the drilling, a total of 13,001 channel samples totalling some 11,485 meters in length were added to the database in 2021, including 4,588 channel samples totalling 3,326 meters from historical FGM sources, and 92 channels for 106 meters of GCM check sampling for Vera. The 2021 Segovia MRE was prepared using a block model constrained with 3D wireframes of the principal veins, which have been sub-domained using high-grade mineralisation wireframes to constrain the influence of higher grade material. Assays are capped prior to compositing. Values were interpolated using ordinary kriging for well informed areas and inverse distance squared methodology for smaller veins with limited data. All models have been depleted using projections of the mining faces through the entire width of the veins. Classification has been applied based on a combination of data quality, confidence in the spatial location, and confidence in the mining depletion shapes. Only material reporting above a cut-off of 2.9 g/t over a minimum stope width of 1.0 m has been included in the 2021 Segovia MRE. The MRE for Las Verticales has not been updated as no new information is currently available and the previous estimate for this project remains valid.

Ben Parsons, Principal Consultant (Resource Geology) with SRK, prepared the 2021 Segovia MRE according to CIM Definition Standards and will be supported by a NI 43-101 independent report which will be published and filed on the Company’s website and SEDAR profile on or about May 6, 2022. Mr. Parsons is a Qualified Person as defined by NI 43-101. The NI 43-101 independent report will include detailed information on the key assumptions, parameters and methods used to estimate the mineral resources.

Segovia’s LOM Mineable Gold Reserves Total Approximately 745,000 Contained Ounces Effective December 31, 2021

SRK has also completed preliminary results of an updated Preliminary Feasibility Study for the Segovia Operations effective December 31, 2021 (the “2021 Segovia PFS”) and is currently finalizing the technical report. At December 31, 2021, Segovia’s reported Mineral Reserve totaled approximately 745,000 proven and probable ounces of gold, based on 2.3 Mt of material at an average head grade of 10.1 g/t, compared with 633,000 ounces at the end of 2020 based on 2.2 Mt of material at an average head grade of 9.0 g/t.

For the 2021 Segovia PFS, SRK included the geological and resource modelling of the various deposits and mining areas that comprise the operating mine site of the Segovia Operations. A mining study and schedule was prepared by both SRK’s and the Company’s technical professionals to create a LOM production schedule, including both Company-operated areas and contractor-operated areas within the Company’s Providencia, El Silencio, Sandra K and Carla mines. The 2021 Segovia PFS production schedule includes only Proven and Probable Reserves, and as such, the annualized level of production over the seven-year projected mine life in the 2021 Segovia PFS may be lower than the Company’s current expectations. This is largely due to the exclusion of Inferred Resources in the LOM production schedule in the 2021 Segovia PFS which the Company currently mines and intends to continue mining in the future. In addition, the material

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processed under operating contracts at the Company’s Maria Dama plant from the small-scale mines located in the Company’s mining title is not included in the LOM production schedule in the 2021 Segovia PFS as it falls outside the Company’s mines and is therefore not included in the Company’s MRE or Mineral Reserves.

The following table shows a breakdown of the Mineral Reserves as of December 31, 2021 by area and category compared with the total Mineral Reserves as of December 31, 2020:

Area	Category	Tonnes (kt)	Grade (g/t)	Au Metal (koz)

Providencia	Proven	204	12.0	79

Providencia	Probable	154	9.9	49

Sandra K	Probable	399	8.0	103

El Silencio	Probable	1,461	10.5	492

Carla	Probable	72	9.6	22

December 31, 2021 (1)	Total	2,290	10.1	745

December 31, 2020 (2)	Total	2,196	9.0	633

% Change vs previous		4%	13%	18%

(1)

Ore reserves are reported using a gold cutoff grade ranging from 3.20 to 3.51 g/t depending on mining area and mining method. The cutoff grade calculations assume a $1,650/oz Au price, 90.5% metallurgical recovery, $6/oz smelting and refining charges, 3.5% royalty, $21.72/t G&A, $26.06/t processing cost and mining costs ranging from $99.70/t to $114.05/t. The reserves are valid as of December 31, 2021. Note that costs/prices used here may be somewhat different than those in the final economic model. This is due to the need to make assumptions early on for mine planning prior to finalizing other items and using long term forecasts for the life of mine plan. Mining dilution is applied to a minimum mining height and estimated overbreak (values differ by area/mining method) using a zero grade. Reserves are inclusive of Mineral Resources. All figures are rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding. Mineral Reserves have been stated on the basis of a mine design, mine plan, and economic model. There are potential survey unknowns in some of the mining areas and lower extractions have been used to account for these unknowns. The Mineral Reserves were estimated by Fernando Rodrigues, BS Mining, MBA, MMSAQP #01405, MAusIMM #304726 of SRK, a Qualified Person.

(2)	Sourced from the NI 43-101 Technical Report, Prefeasibility Study Update, Segovia Project, Colombia dated May 13, 2021 and effective as of December 31, 2020, prepared by SRK.

A summary of the key LOM operating and financial parameters of the 2021 Segovia PFS compared with the previous Segovia PFS prepared as of December 31, 2020 is as follows:

	December 31, 2021	December 31, 2020 (1)

Operating data:
Ore milled (tonnes)	2,290,000	2,196,000
LOM head grade (g/t)	10.1	9.0
LOM mill recovery (%)	90.5%	90.5%
Gold produced (ozs)	674,000	573,000

Financial data (U.S. dollars):
Expected long-term gold price	$1,650/oz	$1,600/oz
LOM gold revenue	$1,112 million	$916 million
Total cash cost, including refining	$807/oz	$796/oz
LOM sustaining capex, including exploration	$151 million	$134 million
Mine-level AISC	$1,032/oz	$1,030/oz
Undiscounted after-tax free cash flow	$264 million	$226 million
NPV after-tax free cash flow @ 5%	$242 million	$209 million

(1)	Sourced from the NI 43-101 Technical Report, Prefeasibility Study Update, Segovia Project, Colombia dated May 13, 2021 and effective as of December 31, 2020, prepared by SRK.

Fernando Rodrigues, BS Mining, MBA, MAusIMM, MMSAQP Practice Leader/Principal Consultant (Mining Engineer) with SRK, prepared the 2021 Segovia Mineable Reserve according to CIM Definition Standards and will be supported by a NI 43-101 independent report which will be published and filed on the Company’s website and SEDAR profile on or about May 6, 2022. Mr. Rodrigues is a Qualified Person as defined by NI

43-101. The NI 43-101 independent report will include detailed information on the key assumptions,

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parameters and methods used to estimate the mineable reserve.

Mineral Resource Estimate for the Toroparu Project in Guyana

The Company completed an updated MRE for its Toroparu Project (the “2021 Toroparu MRE”) in Guyana with an effective date of November 1, 2021 and in accordance with the CIM Definition Standards incorporated by reference in NI 43-101. Highlights of the 2021 Toroparu MRE include:

•	Measured & Indicated Resources totaled 185.0 Mt at a grade of 1.42 g/t totalling 8.44 Mozs of gold, up 14% from the September 2018 MRE reported by Gold X.
•	Inferred Resources totaled 13.8 Mt at a grade of 1.74 g/t totalling 1.21 Mozs of gold, a decrease of 61% compared to the September 2018 MRE reported by Gold X.
•

The updated understanding of the geologic structural control over gold mineralization defines a lower volume, higher-grade core resource in the 2021 Toroparu MRE that can be mined using both open pit and underground mining methods. The September 2018 MRE reported by Gold X consisted solely of open pit mineral resources.

•	The Phase 2 drill results completed in early 2021 indicate the scale of the mineralization that remains open to the northwest and at depth below 450 to 500 meters.

The 2021 Toroparu MRE, which is summarized in Tables 1 and 2, was prepared by Nordmin Engineering Ltd. (“Nordmin”) following a two-phase diamond drill program carried out by Gold X in 2020-2021 which comprised a total of 20,750 meters in 114 drill holes. The updated MRE includes an open pit and a maiden underground resource estimate within the Toroparu Main & NW and SE deposits that are defined by multiple discreet northwest and east-west oriented high grade mineralized structures that intersect in a repeatable pattern over an estimated four kilometers of strike, 400-450 m in width, and 450-500 m in depth. The satellite deposits consist of the Southeast zone (SE) and the Sona Hill satellite gold deposits.

Table 1: 2021 Mineral Resource Statement for the Toroparu Project

Deposit	Area	Resource Category	Type	Tonnes (‘000s)	Au (g/t)	Au oz (‘000s)	Cu (%)	Cu lb (‘000s)	Ag (g/t)	Ag oz (‘000s)

Toroparu	Main/NW	Measured	Open pit	98,070	1.21	3,809	0.110	238,112	1.19	3,743
		Indicated		62,531	1.56	3,133	0.100	137,557	0.91	1,828

Toroparu	SE	Measured	Open pit	5,121	1.16	190	0.043	4,826	n/a	n/a
		Indicated		2,403	1.14	88	0.052	2,763	n/a	n/a

Sona Hill	Sona Hill	Measured	Open pit	6,958	1.85	413	0.008	1,241	1.07	239
		Indicated		4,180	1.66	223	0.008	700	0.85	115

Toroparu	Main/NW	Measured	Underground	727	2.84	66	0.072	1,151	0.47	11
		Indicated		4,978	3.21	514	0.091	9,937	0.41	66

Total Measured				110,877	1.26	4,479	0.100	245,330	1.12	3,993

Total Indicated				74,092	1.66	3,958	0.092	150,957	0.84	2,009

Total Measured & Indicated				184,969	1.42	8,437	0.097	396,286	1.01	6,002

Toroparu	Main/NW	Inferred	Open Pit	4,018	1.58	204	0.080	7,118	0.66	85

Toroparu	SE	Inferred	Open Pit	9	1.67	1	0.040	8	n/a	n/a

Sona Hill	Sona Hill	Inferred	Open Pit	1,365	1.28	56	0.006	179	0.54	24

Toroparu	Main/NW/SE	Inferred	Underground	8,403	3.53	953	0.091	16,884	0.25	68

Total Inferred				13,796	2.74	1,213	0.08	24,189	0.40	177

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Table 2: 2021 Toroparu MRE Summary

	Tonnes (‘000s)	Au (g/t)	Au oz (‘000s)	Cu (%)	Cu lb (‘000s)	Ag (g/t)	Ag oz (‘000s)

Open Pit

Measured and Indicated	179,264	1.36	7,857	0.097	385,198	1.03	5,924

Inferred	5,393	1.50	260	0.061	7,305	0.63	109

Underground

Measured and Indicated	5,705	3.16	580	0.088	11,088	0.42	77

Inferred	8,403	3.53	953	0.091	16,884	0.25	68

Total

Measured and Indicated	184,969	1.42	8,437	0.097	396,286	1.01	6,002

Inferred	13,796	2.74	1,213	0.080	24,189	0.40	177

2021 Toroparu MRE Notes:

1.

Combined Open Pit and Underground Mineral Resources were prepared in accordance with NI 43-101 and the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2019). Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. This estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2.	Underground and Open Pit Mineral Resources are based on a gold price of US$1,630/oz. This gold price is the three-year trailing average as of September 30, 2021.
3.

Open Pit Mineral Resources comprise the material contained within various Lerchs-Grossmann pit shells at various revenue factors. These revenue factors are as follows: Main/Southeast/NW Zone @ 0.75 revenue factor and Sona Hill @ 1.00 revenue factor. The gold cut-off applied to Open Pit Mineral Resources within the selected pit shells was 0.40 g/t.

4.	Underground Mineral Resources comprise all material found within Mineable Shape Optimizer (“MSO”) wireframes generated at a cut-off of 1.80 g/t gold including material below cut-off.
5.	Ag values are not reported for the Southeast Open Pit Ag contained metal values reported will not equal A tonnes X grade conversion calculation.
6.	Assays were variably capped on a wireframe-by-wireframe basis.
7.	Specific gravity was applied using weighted averages to each individual litho type.
8.	Mineral Resource effective date is November 1, 2021.
9.	All figures are rounded to reflect the relative accuracy of the estimates and totals may not add correctly.
10.	Excludes unclassified mineralization located within mined out areas.
11.	Reported from within a mineralization envelope accounting for mineral continuity.

The 2021 Toroparu MRE presented in Tables 1 and 2, was prepared by Independent Qualified Person, Glen Kuntz, P. Geo., of Nordmin with the head office located in Thunder Bay, Ontario.

The MRE is based on validated results of 528 surface drill holes totaling 178,491 m of diamond drilling for the Toroparu Deposit, representing a 19.7% increase over the previous MRE conducted in 2018, and 181 surface drill holes totaling 20,850 m for the Sona Hill Deposit that was completed between January 2006 and the effective date of November 1, 2021. The Mineral Resource Statement includes 72 surface drill holes totaling 10,166 m of diamond drilling conducted by Gold X Mining in the fourth quarter of 2020 together with an additional 73,439 gold (“Au”) assays, 70,628 copper (“Cu”) assays, and 35,054 silver (“Ag”) assays that were not included in the previous MRE update completed in 2018.

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Preliminary Economic Assessment (“PEA”) for the Toroparu Project Effective November 26, 2021

Nordmin and SRK completed a PEA for the Toroparu Project (the 2021 Toroparu PEA”) pursuant to NI 43-101. The 2021 Toroparu PEA, with a report date of February 4, 2022 and an effective date of December 1, 2021, is entitled “Revised NI 43-101 Technical Report and Preliminary Economic Assessment, Toroparu Gold Project, Upper Puruni River Region of Western Guyana”.

Highlights of the 2021 Toroparu PEA include:

•	The 2021 Toroparu PEA affirms the economic viability of the open pit and underground mining operations at the Toroparu Project.
•	Total LOM gold production of 5.4 Mozs representing 88.4% of the 6.2 Mozs of gold fed to the milling circuit at an average gold grade of 1.78 g/t over the 24-year mine life.
•	Open pit mine operations will deliver 93 Mt of potential mill feed (“PMF”) over the LOM and underground mining operations, which commence in year 10, will deliver an additional 14 Mt of PMF.
•

Average annual gold production of 225,000 ounces over the 24-year mine life. During the first two-year payback period, gold production averages 254,000 ounces per year and over the first 9 years of surface-only mining, gold production averages 202,000 ounces per year. With the commencement of underground mining in year 10, annual gold production from open pit and underground increases to an average of 239,000 ounces over the remaining 15 years of the LoM.

•

Initial capital cost, to be incurred from 2021 through 2023, totals US$355 million, of which $138 million will be funded by deposits under a Precious Metals Purchase Agreement (“PMPA”) with Wheaton Precious Metals International Ltd. (“WPMI”) and the balance by the net proceeds of the Senior Notes financing closed in August 2021.

•

Processing capacity will be built in two phases with an initial Phase I nominal capacity of 7,000 tpd (2.55 Mtpa) in a gold leach plant based on gravity and carbon-in-leach circuits (“CIL”) and increasing in year 6 to 14,000 tpd (5.1 Mtpa) in Phase II with the construction of a copper concentrator based on gravity and copper flotation circuits. The copper concentrator will facilitate the recovery of 141.3 million pounds (“Mlbs”) of copper over its 19 years of operation.

•

The 2021 Toroparu PEA delivers solid financial results with LOM total revenue of $8.0 billion, $3.5 billion of operating margin and $1.7 billion of after-tax Free Cash Flow. The financial results in the 2021 Toroparu PEA are based on long-term prices of $1,500/oz gold, $20.22/oz silver and $3.13/lb copper.

•	Gold and copper account for approximately 94% and 5.5%, respectively, of total revenue over the LOM.
•	LOM cash cost of $742 per ounce and LOM AISC of $916 per ounce.
•

The 2021 Toroparu PEA estimates a $794 million after-tax net present value at a 5% discount rate, a 46% after-tax Internal Rate of Return and a two-year after-tax payback of the initial capital cost of the Toroparu Project.

The Qualified Persons for the purposes of NI 43-101 include Glen Kuntz, P.Geo., Consulting Specialist – Geology/Mining; Brian Wissent, P.Eng., Senior Mine Engineer – Underground Mining; Kurt Boyko, P.Eng., Consulting Specialist – Mechanical; David Willms, P.Eng., Senior Reviewer; Ben Peacock, P. Eng., Senior Engineer; Daniel Yang, P. Eng., Specialist Geotechnical Engineer; and, Fernando Rodrigues, MMSAQP, Practice Leader/Principal Consultant – Mining.

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Results of Operations and Overall Performance

  Gold production

	Fourth Quarter		Year
(Ounces)	2021	2020	2021	2020

Segovia Operations
Company mines (1)
El Silencio	18,720	20,755	77,075	72,531
Providencia	17,094	18,222	71,744	85,759
Sandra K	7,797	3,161	22,129	15,217
Carla	1,027	38	1,442	38

Total Company mines	44,638	42,176	172,390	173,545
Polymetallic plant (2)	42	-	42	-
Other small-scale mines (3)	10,605	7,908	33,957	22,817

Total Segovia Operations	55,285	50,084	206,389	196,362
Marmato Operations (4)	-	7,181	2,428	23,832

Total	55,285	57,265	208,817	220,194

(1)	Includes Company-operated and contractor-operated areas within the mines. Production from the mines is included in the Company’s Mineral Reserve and Resource estimates.
(2)

Comprises estimated payable gold contained in zinc and lead concentrates produced by the Company in the initial operations of the new polymetallic plant commissioned in the fourth quarter of 2021. Actual quantities may vary upon final sale of the concentrates in 2022.

(3)

Comprises other small-scale mining operations within the Company’s mining title that are operated by miners under contract to deliver the ore mined to the Company’s Maria Dama plant for processing. Production from these sources is not included in the Company’s Mineral Reserve and Resource estimates.

(4)	2021 results include gold production from Marmato only up to February 4, 2021, the date of loss of control of Aris.

Gold production at Segovia of 55,285 ounces in the fourth quarter of 2021 reflected a 10% increase over the fourth quarter last year. The Company processed 143,225 tonnes in the fourth quarter of 2021 at its Maria Dama plant at Segovia, representing a daily processing rate of 1,557 tonnes per day (“tpd”), and head grades averaged 13.4 g/t compared with 1,343 tpd at an average head grade of 14.0 g/t in the fourth quarter last year.

For the full year, the Segovia Operations processed 556,219 tonnes, representing an average of 1,524 tpd, with an average head grade of 12.8 g/t in 2021 resulting in 206,389 ounces of gold compared with 1,280 tpd at an average head grade of 14.5 g/t and gold production of 196,362 ounces in 2020.

The new 200 tpd polymetallic plant at Segovia was commissioned in mid-October and operated in test mode for 65 days in the fourth quarter of 2021, processing an average of approximately 100 tpd of tailings as it adjusted the operation of the equipment and the dosage of the reagents to optimize concentrate production. The new plant produced 194 tonnes of zinc concentrate and 201 tonnes of lead concentrate which have been stockpiled and are awaiting shipment in 2022 once contractual agreements are finalized for the sale of the concentrates. Payable production from these concentrates is estimated to total approximately 153,913 pounds of zinc, 253,597 pounds of lead, 18,434 ounces of silver and 42 ounces of gold, all of which will be finalized once the concentrates are shipped. The Company is working to increase the daily processing rate of the new plant toward its normal capacity by the second quarter of 2022.

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Quarterly production data for the Company’s Segovia Operations for the trailing eight quarters is as follows:

			2021					2020
	Year	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	Year	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Segovia Operations
Company mines (1)
Tonnes milled	452,703	116,558	110,229	117,901	108,015	375,419	100,306	92,689	86,810	95,614
Head grade (g/t)	13.18	13.26	13.03	13.22	13.21	15.99	14.56	16.98	15.77	16.71
Gold produced (ozs) (2)	172,390	44,638	41,473	45,036	41,243	173,545	42,176	45,526	39,553	46,290

Polymetallic plant
Gold produced (ozs) (3)	42	42	-	-	-	-	-	-	-	-

Other contract mines (4)
Tonnes milled	103,516	26,667	26,567	26,008	24,274	93,179	23,211	25,364	23,385	21,219
Head grade (g/t)	11.34	13.74	10.89	9.52	11.13	8.46	11.77	8.21	7.13	6.60
Gold produced (ozs)	33,957	10,605	8,375	7,162	7,815	22,817	7,908	6,029	4,824	4,056

Total Segovia Operations
Tonnes milled	556,219	143,225	136,796	143,909	132,289	468,598	123,517	118,053	110,195	116,833
Tonnes per day (tpd)	1,524	1,557	1,487	1,581	1,470	1,280	1,343	1,283	1,211	1,284
Head grade (g/t)	12.84	13.35	12.61	12.55	12.83	14.49	14.04	15.10	13.94	14.87
Mill recovery	89.9%	89.8%	89.9%	89.9%	89.9%	90.0%	89.8%	90.0%	89.9%	90.1%
Gold produced (ozs)	206,389	55,285	49,848	52,198	49,058	196,362	50,084	51,555	44,377	50,346
Silver produced (ozs) (3)	253,597	89,327	52,382	54,573	57,315	186,122	51,302	47,560	41,342	45,918
Zinc produced (lbs) (3)	153,913	153,913	-	-	-	-	-	-	-	-
Lead produced (lbs) (3)	254,402	254,402	-	-	-	-	-	-	-	-

Marmato Operations (5)
Gold produced (ozs)	2,428	-	-	-	2,428	23,832	7,181	6,899	3,851	5,901
Silver produced (ozs)	3,671	-	-	-	3,671	34,092	10,688	9,287	5,105	9,012

Total Company
Gold produced (ozs)	208,817	55,285	49,848	52,198	51,486	220,194	57,265	58,454	48,228	56,247
Silver produced (ozs)	257,268	89,327	52,382	54,573	60,986	220,214	61,990	56,847	46,447	54,930
Zinc produced (lbs)	153,913	153,913
Lead produced (lbs)	254,402	254,402	-	-	-	-	-	-	-	-

(1)

Comprises the El Silencio, Providencia, Sandra K and Carla mines. Includes Company-operated and contractor-operated areas within the mines. Production from these mines is included in the Company’s Mineral Reserve and Mineral Resource estimates.

(2)

Gold production may include additional ounces recovered from the mill circuit during the period and refinery adjustments. Tonnes milled, head grade and mill recovery statistics do not include any data related to these additional gold ounces produced or refinery adjustments.

(3)

Includes estimated payable quantities of gold, silver, zinc and lead contained in zinc and lead concentrates produced by the Company in the initial operations of the new polymetallic plant commissioned in the fourth quarter of 2021. Actual quantities may vary upon final sale of the concentrates in 2022.

(4)

Comprises other small-scale mining operations within the Company’s mining title that are operated by miners under contract to deliver the ore mined to the Company’s Maria Dama plant for processing. Production from these sources is not included in the Company’s Mineral Reserve and Mineral Resource estimates.

(5)	Results include gold and silver production from Marmato only up to February 4, 2021, the date of loss of control of Aris.

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Revenues

	Fourth Quarter			Year
($000’s except ounce and $/oz data)	2021	2020	2021		2020

Gold
Ounces sold	51,716	52,478	210,042		220,890
Average realized price ($/oz) (1)	1,782	1,875	1,794		1,751
Silver
Ounces sold	64,411	54,943	239,399		217,421
Average realized price ($/oz) (1)	22	23	24		19
Revenues
Gold	$92,180	$98,396	$376,887		$386,682
Silver	1,443	1,277	5,724		4,239

	$93,623	$99,673	$382,611		$390,921

(1)	See “Non-IFRS Measures” on pages 37-42.

Consolidated revenue in 2021 does not include any revenue from the Marmato Mining Assets subsequent to February 4, 2021 as a result of the loss of control of Aris Gold as explained on page 7. Consolidated revenue in 2020 included $12.6 million and $42.8 million in the fourth quarter and year, respectively, from the Marmato Mining Assets. Excluding Marmato’s revenue (refer to the reconciliations on pages 39 and 40), Segovia’s revenue of $93.6 million in the fourth quarter of 2021 was up 7% from the fourth quarter of 2020 reflecting a 13% increase in the volume of gold sold that was partially offset by a 5% reduction in realized gold prices. For the year, Segovia’s revenue totaled $377.5 million, up 8% compared with last year, reflecting a 5% increase in the volume of gold sold, an approximately 3% increase in realized gold prices and a $1.7 million increase in silver revenues.

Cost of sales

	Fourth Quarter			Year
	2021	2020	2021		2020
Production costs	$40,841	$44,672	$166,141		$157,836
Production taxes	3,069	4,056	12,679		15,938
Provision for environmental fees	2,325	-	2,325		-
Depreciation, depletion and amortization
(“DD&A”)	8,040	6,537	31,415		24,947

Total cost of sales	$54,275	$55,265	$212,560		$198,721

Total cash costs per ounce (1)
Production costs	$790	$851	$791		$715
Production taxes	59	77	60		72
By-product credits (silver)	(28)	(24)	(27)		(19)
	$ 821	$ 904	$ 824		$ 768

(2) See “Non-IFRS Measures” on pages 37-42.

Similar to revenue, consolidated cost of sales did not include any costs from the Marmato Mining Assets in the fourth quarter of 2021 due to the loss of control of Aris in early 2021. Consolidated cost of sales included $9.9 million in the fourth quarter of 2020 related to the Marmato Mining Assets. Excluding Marmato’s cost of sales, Segovia’s cost of sales increased to $54.3 million in the fourth quarter of 2021 from $45.4 million in the fourth quarter last year. This increase reflects (i) the approximately 13% increase in Segovia’s gold sales

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volume in the fourth quarter of 2021 compared with the fourth quarter last year and (ii) a $2.3 million provision for environmental fees representing the Company’s best estimate of the potential liability for fees levied by the local environmental authority in September 2021, which are under appeal, and in connection with other investigations still in process, all of which are related to incidents that occurred between 2016 to 2018.

For the full year, consolidated cost of sales of $212.6 million in 2021 (including $5.4 million related to the Marmato Mining Assets up to February 4, 2021) had increased from $198.7 million in 2020 (including $33.7 million related to the Marmato Mining Assets) principally reflecting (i) the new contract miner and small-scale miner payments rates implemented at Segovia in the third quarter of 2020 which were the main driver behind the increase in Segovia’s total cash cost NG to $814 per ounce sold in 2021 compared with $699 per ounce sold last year, (ii) a 5% increase in the volume of Segovia’s gold sold in 2021 compared with last year, (iii) the $2.3 million provision for environmental fees recorded in the fourth quarter of 2021, and (iv) an increase in Segovia’s DD&A rate to an average of $151 per ounce sold in 2021 from $121 per ounce sold in 2020 resulting from the impact on DD&A rates of Segovia’s ongoing capital expenditure program .

The total cash costs NG per ounce sold over the trailing eight quarters were as follows:

			2021					2020
	Year (1)	4th Qtr (1)	3rd Qtr	2nd Qtr	1st Qtr	Year (1)	4th Qtr (1)	3rd Qtr	2nd Qtr	1st Qtr

Segovia Operations	$814	$821	$845	$767	$825	$699	$830	$722	$654	$604
Marmato Operations (2)	1,595	-	-	-	1,595	1,336	1,421	1,353	1,366	1,215

Company average	$824	$821	$845	$767	$862	$768	$904	$796	$713	$667

(1)

The methodology used to calculate total cash cost per ounce sold reflects the Company’s approach and differs in certain aspects with Aris’ approach. In addition, the first quarter 2021 data represents operating results only for the period from January 1 to February 4, 2021, the date of loss of control of Aris. Thereafter, the Company is using equity accounting for its investment in Aris.

Social programs and contributions

	Fourth Quarter			Year
($ 000’s)	2021	2020	2021		2020

Segovia Operations
Social contributions	$2,752	$2,707	$9,678		$9,706
Farm operations	555	-	1,673		-
COVID vaccines	339	-	339		-
	3,646	2,707	11,690		9,706
Marmato Operations	-	448	29		931

	$3,646	$3,155	$11,719		$10,637

At the Segovia Operations, the Company makes social contributions to a trust account to fund a variety of social programs based on its ESG initiatives in the communities of Segovia and Remedios with the amount of the quarterly contributions determined by a formula based on Segovia’s gold production and tied to the spot price of gold. Total contributions in 2021 amounted to $9.7 million, on par with the previous year.

In 2020, non-sustaining capital expenditures NG included an investment of $3.0 million to acquire an agricultural operation within its Segovia mining title that forms an integral part of the Company’s ESG initiatives to create sustainable sources of food and employment within the local community. In 2021, social

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programs and contributions expense includes $0.6 million and $1.1 million in the fourth quarter and full year, respectively, related to financial support the Company has been providing to assist the farm operations to expand its programs focused on pigs, cocoa and a garden nursery project supporting reforestation initiatives in the area. It is expected the Company will be providing further financial support through the end of 2022 while the various projects mature to the point that they become self sustaining.

The Company also incurred $0.3 million in 2021 to fund the purchase, through COMFAMA Colombia, of COVID-19 vaccines to immunize its employees and their families.

Other items

	Fourth Quarter			Year
($000’s)	2021	2020	2021		2020

G&A expenses	$6,442	$4,731	$18,258		$18,807
Share-based compensation expense	979	2,345	1,677		7,811
Finance costs	6,433	9,397	18,596		30,280
Aris and Bluenose RTO Transactions costs	-	-	9,817		16,700
Gain (loss) on financial instruments	(2,432)	(51,609)	49,624		(72,869)
Gain on sales of assets and securities	-	-	8,913		3,099
Income tax expense	11,436	22,299	51,737		65,616

In 2020, G&A expenses in the fourth quarter and full year included $1.7 million and $4.0 million, respectively, related to Aris. Excluding Aris, G&A expenses increased from $3.0 million in the fourth quarter last year to $6.4 million in the fourth quarter of 2021 and from $14.8 million in 2020 to $17.8 million in 2021. The increased level of G&A expenses in 2021 reflected an increased level of activity in connection with submissions required to support the Company’s ongoing arbitration proceedings with the International Centre for Settlement of Investment Disputes (“ICSID”) in respect of its claim against the Republic of Colombia (the “FTA Claim”). The increase in 2021’s G&A expenses also reflects additional new hires in Canada and Colombia, an increase in communications and corporate affairs expenses in Colombia, and costs incurred to enhance the Company’s ESG disclosures for investors.

Share-based compensation expense represents the fair value of the long-term incentive program (“LTIP”) compensation granted to directors, executives and managers of the Company and, up until February 4, 2021, Aris. The LTIP comprises stock options and performance share units (“PSUs”) for executive officers and managers and deferred share units (“DSUs”) for non-executive directors.

Share-based compensation expense, including changes in fair value, is summarized as follows:

	Fourth Quarter			Year
($000’s)	2021	2020	2021		2020

Company LTIP
Stock options	$311	$-	$932		$777
DSUs and PSUs	668	1,637	305		2,532
Aris LTIP
Stock options	-	597	311		3,821
DSUs	-	111	129		681

Share-based compensation expense	$979	$2,345	$1,677		$7,811

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Share-based compensation expense in 2021 includes $0.3 million and $0.9 million in the fourth quarter and full year associated with stock options granted by the Company on April 1, 2021 to executive officers and management which have a one-year vesting period. The previous annual stock option grants by the Company typically vested immediately. Share-based compensation expense related to DSUs and PSUs in 2021 reflects the impact of the decrease in the Company’s share price at the end of 2021 relative to the end of last year on the fair values of its DSU and PSU obligations included in accounts payable and accrued liabilities at December 31, 2021.

Finance costs in the current and prior year periods are summarized as follows:

	Fourth Quarter			Year
($000’s)	2021	2020	2021		2020

Interest expense (recovery)
Gold Notes	$-	$753	$1,508		$3,791
Convertible Debentures	286	308	1,180		1,192
Senior Notes	5,197	-	8,135		-
Aris Gold Notes	-	1,883	519		1,883
Other	34	40	119		(153)
Gold Premiums on Gold Notes	-	1,482	3,332		5,209
Applicable Premium on early redemption of Gold Notes	-	-	1,157		1,977
Non-cash accretion of Senior Notes	538	-	862		-
Non-cash accretion of lease and other financial obligations	378	487	1,635		1,938

Subtotal before the following	6,433	4,953	18,447		15,837
Transaction fees and expenses
Private placement completed by the Company	-	28	-		588
Financings completed by Aris		4,416	149		13,855

	$6,433	$9,397	$18,596		$30,280

Finance costs include recurring items related to debt service and financial obligations, such as interest expense and non-cash accretion, in addition to gold premiums and early redemption premiums related to the Gold Notes, and fees and expenses associated with various financing transactions. Finance costs in the fourth quarter of 2021 amounted to $6.4 million, including $5.2 million of interest expense and $0.5 million of accretion related to the Senior Notes issued in August 2021. Finance costs in the fourth quarter of 2020 amounted to $9.4 million and included $4.4 million of transaction fees and expenses related to financings completed by Aris. For the full year, finance costs in 2021 amounted to $18.6 million, including a total of approximately $6.0 million of interest expense, Gold Premiums and Applicable Premiums related to the Gold Notes, the balance of which were fully redeemed in September 2021.

In 2021, Aris incurred a total of $9.8 million of Aris Transaction costs related to the change of control payments due to the previous management, of which $8.8 million was paid at closing in February 2021. In 2020, the Company recorded a charge in the amount of $16.7 million in connection with the Bluenose RTO Transaction that facilitated the Company’s spin out of its Marmato Mining Assets to the entity that eventually became Aris.

The Company has a number of financial instruments for which changes in fair value from quarter to quarter, largely driven by market volatility affecting share prices used as inputs in the valuation of warrants, are recognized at fair value through profit and loss. In 2021, the Company recorded a loss on financial

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instruments of $2.4 million in the fourth quarter bringing the gain on financial instruments for the full year to

$49.6 million. In 2020, the Company recorded a loss on financial instruments of $51.6 million in the fourth quarter bringing the loss on financial instruments for the full year to $72.9 million. The major components of the gain/loss on financial instruments in the current and prior years include:

•

A total fair value gain on derivative financial liabilities of $51.0 million in 2021 compared with a loss of $75.3 million in 2020. The Company’s principal derivative financial liabilities comprise its Convertible Debentures, Listed Warrants and Unlisted Warrants. In 2021, the decrease in the Company’s share price compared to the end of 2020 was the key driver behind the fair value gains on these derivative financial liabilities. Conversely, in 2020, the increase in the Company’s share price late in the year was the key driver behind the fair value loss on derivative financial liabilities, which also included a $10.9 million loss on the fair value of the Aris Special Warrants.

•

A total fair value loss of $1.4 million in 2021 related to its derivative financial assets, including a total of $7.1 million related to the Aris Warrants and the Aris Gold Notes, partially offset by a $5.7 million fair value gain on the Denarius Warrants and Denarius Subscription Receipts. In 2020, the Company recorded a fair value gain of $2.4 million on its derivative financial assets, primarily related to its Gold X Warrants and Gold X Debentures.

In 2021, the Company recorded an $8.9 million gain on sale of its Zancudo Project in a spin out transaction to Denarius as described on page 28. In 2020, the Company recorded a $3.1 million gain on sale of securities, net of transaction costs, related to shares of Guyana Goldfields it had acquired in the open market in connection with an aborted takeover bid.

The Company recorded income tax expense of $11.4 million in the fourth quarter of 2021 bringing the total income tax expense for 2021 to $51.7 million compared with $65.6 million in 2020. The effective income tax rate on the Company’s reported pre-tax income or loss will ordinarily vary from the expected income tax expense based on the 26.5% combined statutory tax rate in Canada as a result of differences in tax rates in Colombia (which decreased from 32% in 2020 to 31% in 2021) and other foreign jurisdictions, non-taxable gains (such as the gain on loss of control in Aris), non-deductible expenses (such as the Aris and Bluenose RTO Transaction costs), losses incurred in jurisdictions outside Colombia for which deferred tax assets are not recognized and other less individually significant items. In September 2021, Colombia passed and enacted Law 2155 in a tax reform which increases the corporate income tax rate to 35% effective 2022 and going forward. The previously enacted tax reform expected the corporate income tax rate would decline to 30% starting in 2022. Income tax expense in 2021 included $1.2 million to reflect the impact of the increase in the future income tax rate in Colombia on the Company’s deferred income tax liability. In addition, the income tax expense in 2021 included $1.0 million of deferred income tax expense in respect of estimated withholding taxes the Company expects are probable to be applicable in connection with further repatriation of accumulated earnings from Colombia to fund its activities outside Colombia during the foreseeable future. In 2020, the Company’s income tax expense included $8.3 million related to these withholding taxes.

Income from operations, net income and adjusted net income

Income from operations in the fourth quarter of 2021 was $28.3 million compared with $34.2 million in the fourth quarter last year largely due to a $4.9 million decrease in Segovia’s adjusted EBITDA NG (see page 39). The benefit to Segovia’s adjusted EBITDA NG in the fourth quarter of 2021 from the increase in the volume of gold sold compared with the fourth quarter last year was more than offset by the $2.3 million provision for environmental fees and an increase in G&A and social programs expenses. For the full year,

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income from operations in 2021 amounted to $138.4 million compared with $154.9 million in the 2020 principally due to (i) an $11.0 million decrease in Segovia’s adjusted EBITDA NG (see page 40) in 2021 compared with 2020 resulting from the increase in Segovia’s total cash cost NG per ounce sold and the increase in G&A and social programs expenses that were partially offset by higher realized gold prices NG and an increase in gold sales volume compared with 2020 and (ii) income from operations in 2020 also included $5.4 million of adjusted EBITDA NG from the Marmato Mining Assets.

The Company reported net income of $6.6 million ($0.07 per share) in the fourth quarter of 2021 compared with a loss of $51.3 million ($0.59 per share) in the fourth quarter of 2020, reflecting an improvement in the loss on financial instruments and lower income tax expense which more than offset the impact of lower income from operations in the fourth quarter of 2021. For the full year, net income in 2021 amounted to $180.0 million ($2.25 per share) compared with a net loss of $27.6 million ($0.08 per share) in in 2020. Net income in 2021 reflected the decrease in income from operations as noted above and benefitted from the $56.9 million gain on loss of control of Aris, the $49.6 million gain on financial instruments (compared with the $72.9 million loss on financial instruments last year) and the $8.9 million gain on sale of the Zancudo Project. Net income in 2021 included Aris Transaction costs of $9.8 million while net income in 2020 included Bluenose RTO Transaction costs of $16.7 million.

The Company computes adjusted net income NG reflecting the after-tax adjustments to exclude the gain on loss of control of Aris, RTO and other transactions costs, the gain/loss on financial instruments, the gain on sale of assets, debt financing costs, foreign exchange gains/losses and income/losses from equity accounting in associates, all as set out in the reconciliation of this non-IFRS measure on page 42 of this MD&A. Adjusted net income NG for the fourth quarter of 2021 was $11.7 million ($0.12 per share), up from $7.7 million ($0.15 per share) in the fourth quarter last year as a reduction in income tax expense more than offset the decrease in income from operations in the fourth quarter of 2021. For the full year, adjusted net income NG in 2021 was $71.6 million ($0.87 per share) compared with $75.9 million ($1.28 per share) in in 2020. The year-over-year decrease in adjusted net income in 2021 largely reflects the factors noted above regarding income from operations, partially offset by a reduction in income tax expense.

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Summary of Quarterly Results

			2021 (4)			2020
$000’s except ounce, per ounce and per share data	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr

Operating data:
Gold produced (ounces)	55,285	49,848	52,198	51,486	57,265	58,454	48,228	56,247
Gold sold (ounces)	51,716	50,171	52,838	55,317	52,478	59,633	45,078	63,701
Average realized gold price (1)	$1,782	$1,784	$1,797	$1,812	$1,875	$1,875	$1,696	$1,570
Silver sold (ounces)	65,411	51,858	55,109	66,900	54,943	57,917	43,281	61,280
Average realized silver price (1)	$22	$23	$25	$25	$23	$23	$15	$16
Total cash costs (1, 2)	821	845	767	862	904	796	713	667
All-in sustaining costs (1, 2)	1,349	1,218	1,101	1,164	1,382	1,122	1,045	890

Financial data:
Revenue
Gold	$92,180	$89,509	$94,957	$100,241	$98,396	$111,826	$76,465	$99,995
Silver	1,443	1,207	1,396	1,678	1,277	1,312	669	981
Total	93,623	90,716	96,353	101,919	99,673	113,138	77,134	100,976
Cost of sales	54,275	51,366	49,893	57,026	55,265	55,255	37,942	50,259
G&A	6,442	3,887	3,835	4,094	4,731	4,938	4,248	4,890
Share-based compensation	979	777	393	(472)	2,345	702	1,999	2,765
Social programs and contributions	3,646	3,317	2,596	2,160	3,155	2,765	2,515	2,202

Income from operations	28,281	31,369	39,636	39,111	34,177	49,478	30,430	40,860
Finance costs, net of income	(5,986)	(5,423)	(2,542)	(3,229)	(9,192)	(11,368)	(2,379)	(5,848)
Aris/Bluenose RTO Transactions costs	-	-	-	(9,817)	-	-	-	(16,700)
Gain on loss of control of Aris (3)	-	-	-	56,886	-	-	-	-
(Loss) gain on financial instruments	(2,432)	7,743	1,476	42,848	(51,609)	(2,364)	(35,403)	16,507
Gain on sale of assets/securities	-	-	-	8,913	-	-	3,099	-
Foreign exchange	469	1,560	462	188	(4,690)	(410)	(2,648)	5,784
Equity-accounted (loss) gain (4)	(2,290)	2,066	4,580	(2,164)	2,338	200	(1,497)	(720)

Income (loss) before taxes	18,042	37,315	43,612	132,736	(28,976)	35,536	(8,398)	39,883
Income tax expense	(11,436)	(12,057)	(13,813)	(14,431)	(22,299)	(17,509)	(10,180)	(15,628)

Net income (loss)	6,606	25,258	29,799	118,305	(51,275)	18,027	(18,578)	24,255

Per share
Basic	0.07	0.26	0.41	2.02	(0.59)	0.39	(0.27)	0.42
Diluted	0.07	0.20	0.28	1.28	(0.59)	0.17	(0.27)	0.42

Adjusted EBITDA (2)	37,368	39,937	47,995	46,323	43,076	56,688	37,563	50,437

Adjusted net income (2)	11,710	14,354	23,556	21,948	7,703	29,503	17,504	21,232

Adjusted per share (2)
Basic	0.12	0.15	0.33	0.36	0.15	0.47	0.29	0.37
Diluted	0.11	0.13	0.28	0.31	0.13	0.40	0.25	0.32

Net cash provided by operating activities	27,413	26,738	12,786	13,617	29,494	68,024	6,992	31,868

Free Cash Flow (2)	12,209	14,335	(2,834)	2,497	5,828	53,677	(3,814)	17,888

(1)	Per ounce sold.
(2)	Refer to “Non-IFRS Measures” on pages 37-42.
(3)

As a result of the Aris Transaction in the first quarter of 2021, the Company’s equity interest in Aris decreased from 53.5% to 44.3% on February 4, 2021, at which time the Company recognized a $56.9 million gain on loss of control of Aris and commenced equity accounting for its investment in Aris. Prior to February 4, 2021, Aris was consolidated in the Company’s operating and financial data.

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Liquidity and Capital Resources

The Company closed out 2021 with a strong financial position, buoyed by its continued Free Cash Flow NG generation from its Segovia Operations, which operated normally in 2021 despite the COVID-19 situation, and the $300 million Senior Notes financing completed in August 2021 to fund the development of the Toroparu Project as part of the Company’s strategy to grow through diversification. In 2021, the Company continued to return value to shareholders, using a portion of its Free Cash Flow NG to fund its monthly dividend program and to purchase its common shares in the open market for cancellation under its NCIB. A portion of the net proceeds of the Senior Notes was used to prepay the remaining $18.0 million principal amount of Gold Notes outstanding on September 9, 2021. Combined with the expected future advance deposits amounting to $138.0 million under the Wheaton PMPA that came with the Gold X acquisition, the Company believes it has more than sufficient liquidity to fund the development of the Toroparu Project. The Company’s balance sheet was also simplified on February 4, 2021 with the de-consolidation of Aris as a result of the loss of control in the Aris Transaction and is more reflective of the Company’s financial position as the long-term debt and precious metals stream facility in Aris are non-recourse to the Company.

Free Cash Flow NG for 2021 (refer to computation on page 42) was $26.2 million compared with $73.6 million in 2020. The year-over-year decrease in the Company’s Free Cash Flow NG in 2021 reflected a $55.8 million decrease in operating cash flow as a result of increased income tax payments in Colombia of $24.0 million, a $16.1 million decrease in adjusted EBITDA NG ($5.5 million associated with Aris in 2020), $9.8 million of Aris Transaction costs, and the impact on working capital of the Colombian tax authority’s change to the timing for remittance of VAT refund claims that has shifted these cash inflows to the first half of 2022. It should be noted that while the change in timing to receive the VAT refund claims does impact Free Cash Flow NG and the Company’s cash position at the end of 2021 compared to prior years, it has no impact on the Company’s working capital and the VAT refund claims are expected to be received by the Company ahead of the deadlines for corporate income tax instalments due in the first half of 2022. The year-over-year impact of the lower operating cash flow on the Company’s Free Cash Flow NG in 2021 was partially mitigated by lower consolidated capital expenditures in 2021. Although Segovia’s capital expenditures in 2021 were up about $10.0 million in 2021 over 2020, capital expenditures at the Marmato and Juby Projects in 2021 prior to the loss of control of Aris were only $2.2 million compared with $20.6 million for the full year in 2020.

The Company used its Free Cash Flow NG of $26.2 million, $0.7 million of total proceeds from the exercises of stock options and warrants and a portion of its cash position (excluding the net proceeds of the Senior Notes) in 2021 to fund (a) the $7.0 million acquisition of the third-party company constructing the polymetallic recovery plant in its Segovia mining title, (b) its purchase of Denarius Subscription Receipts at a cost of $7.9 million, (c) its payments related to the Gold Notes, Convertible Debentures and leases which amounted to a total of $22.3 million, (d) its ongoing monthly dividends amounting to a total of $11.5 million, (e) to repurchase approximately 1.3 million common shares for cancellation under its NCIB at a cost of approximately $5.5 million, and (f) retain $4.5 million of its liquidity in gold bullion rather than cash.

From the $286.0 million net proceeds of the Senior Notes, the Company used $18.8 million to retire the remaining Gold Notes in September 2021. The Company received $4.6 million of net cash after transaction costs in the Gold X acquisition and together with a portion of the net proceeds from the Senor Notes, funded $9.1 million of non-sustaining capital expenditures NG at the Toroparu Project in 2021, leaving a balance of available funds included in the Company’s cash position at December 31, 2021 of $262.7 million.

At December 31, 2021, the Company’s consolidated cash position stood at $323.6 million and the Company

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held $4.5 million in gold bullion (2,500 ounces). With the Gold Notes fully redeemed, the Company’s long-term debt at December 31, 2021 consisted of the $300.0 million principal amount (carrying value of $294.8 million including accrued interest) of the Senior Notes and the CA$18.0 million principal amount (carrying value of $19.5 million) of Convertible Debentures.

The Company’s consolidated working capital benefitted from the Senior Notes financing completed in August 2021, increasing to $317.7 million at December 31, 2021 from $150.3 million at the end of 2020 (which included approximately $94.5 million related to Aris). Key components of the Company’s consolidated working capital at December 31, 2021 include:

•

Cash and cash equivalents - $323.6 million, up from $122.5 million at the end of 2020 (which included $33.0 million in Aris). The largest catalyst for the increase in the Company’s cash position in 2021 was the completion of the Senior Notes financing in August. The December 31, 2021 cash position includes approximately $262.7 million of the net proceeds from the Senior Notes financing, after redeeming the remaining Gold Notes and funding a portion of the pre-construction project capex in 2021, that will be used to fund the development of the Toroparu Project and for general corporate purposes, including interest on the Senior Notes during the development period.

•

Cash in escrow - $Nil compared with $144.4 million at the end of 2020. $2.3 million of the balance at the end of 2020 represented the Company’s subscription in the Guia Antigua Private Placement (see page 30) that closed on February 19, 2021 and was exchanged for common shares of Denarius. The remaining $142.1 million balance at the end of 2020 represented escrowed financing proceeds in Aris, most of which was released to Aris in early February 2021.

•

Gold bullion - $4.5 million based on the December 31, 2021 London P.M. Fix compared with $Nil at the end of 2020. In light of the Company’s belief in the long-term value of gold, its primary product, it has elected to retain a portion of its liquidity in gold bullion. At the end of December 2021, the Company had 2,500 ounces of gold on deposit.

•

Gold Trust Account - $Nil compared with $4.4 million associated with 2,310 ounces on deposit at the end of 2020. With the full redemption of the remaining Gold Notes in September 2021, the Company is no longer required to set aside physical gold in the Gold Trust Account.

•

Accounts receivable – $29.6 million, up from $24.2 million at the end of 2020 (which included $2.2 million in Aris). The Company experienced delays in late 2020 and early 2021 in the processing of its 2020 VAT refund claims as a result of the impact of the COVID-19 situation on government operations in Colombia. In the second quarter of 2021, the Company received its VAT refund claims related to 2020. However, VAT refund claims related to 2021, which amount to a total of $26.5 million at the end of December 2021, remain outstanding. The Company understands that the Colombian tax authority has changed the frequency of processing payments and the 2021 VAT refund claims are now expected to be received in advance of the deadlines for corporate income tax instalments in the first half of 2022. This change does not have an impact on working capital but does shift cash inflows related to collection of VAT refund claims into the next fiscal year.

•

Inventories - $22.4 million, down from $30.4 million at the end of 2020 (which included $8.2 million in Aris). At the Segovia Operations, total inventory at the end of 2021 remained about the same as at the end of 2020; however, mineral inventories were down by about $2.1 million and materials and supplies

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were up about $2.4 million compared with the end of 2020.

•

Accounts payable and accrued liabilities - $35.2 million, down from $48.5 million at the end of 2020 (which included $13.0 million in Aris), largely reflecting the impact of de-consolidating Aris in early 2021.

•

Subscription Receipts payable - $Nil compared with $74.1 million at the end of 2020. The balance at the end of 2020 represents the fair value of the Aris Subscription receipts that were subsequently exchanged for Aris common shares and Aris Listed Warrants on February 4, 2021 (see page 7).

•

Income tax payable – $15.7 million, down from $38.0 million at the end of 2020 (which included $1.2 million in Aris). The change in 2021 principally reflects an increase of $55.4 million for the current provision for income taxes recorded against earnings for the year, primarily associated with the Company’s Colombian mining operations, net of $73.3 million of income taxes paid in Colombia in the year related to the balance owing from 2020 and prepayments for 2021, and the balance of the decrease primarily due to the impact of foreign exchange revaluation.

•

Current portion of long-term debt - $8.1 million, representing accrued interest on the Senior Notes and down from $12.4 million at the end of 2020 (which included $1.3 million in Aris) reflecting the full redemption of the remaining balance of the Gold Notes in September 2021. The Convertible Debentures and Senior Notes mature in 2024 and 2026, respectively, and the carrying values of the principal amounts of these debt instruments are classified entirely in non-current long-term debt.

•	Current portion of lease obligations - $1.7 million, down from $2.0 million at the end of 2020, represents lease payments to be made over the next 12 months.

•

Current portion of provisions - $1.7 million, up from $1.2 million at the end of 2020. The balance at December 31, 2021 includes $0.6 million for the next 12 monthly payments to fund the ongoing health plan obligations at the Segovia Operations, $1.0 million of expected fees to be paid in 2021 to the local environmental authority and $0.1 million of rehabilitation costs to be paid over the next 12 months related to the closure of tailings storage facilities at the Segovia Operations.

•

Amounts payable for acquisitions of mining interests - $1.8 million related to Zona Alta at Marmato, down from $2.3 million from the end of 2020 reflecting a $0.3 million decrease due to foreign exchange revaluation and $0.2 million of payments. The Zona Alta mining titles were retained by the Company in the spin out of the Marmato Mining Assets to Aris in 2020.

The Company is maintaining its vigorous health and safety protocols at its operations and offices in Colombia and Guyana. In addition, employees at its Toronto office continue to work remotely. To the extent possible, the Company expects that its mines will continue to operate during the ongoing COVID-19 situation in Colombia. The Company is continuing to monitor the situation and at this point in time, is continuing to take remedial action under its business continuity program as required. The Company’s cash balances are sufficient to meet its debt service and other financial obligations over the next year.

Operating activities

Net cash provided by operating activities in 2021 amounted to $80.6 million and included $10.1 million used in operating activities by Aris prior to the loss of control on February 4, 2021. In 2020, net cash provided by

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operating activities was $136.4 million, including $6.4 million provided by operating activities in Aris. The $39.3 million year-over-year decrease in operating cash flow, excluding the impact of Aris, can largely be attributed to (a) an increase in income taxes paid in 2021 to $73.3 million from $49.3 million in 2020, (b) changes in non-cash working capital items, including the impact from the delay in receiving 2021’s VAT refund claims, and (c) the reduction in adjusted EBITDA from the Segovia Operations in the current year resulting from the increase in production costs, G&A and social programs expenses.

Investing activities

Net cash used in investing activities in 2021 of $229.7 million, up from $72.3 million in 2020, comprised the following:

•

A $151.4 million reduction in cash as a result of the loss of control of Aris on February 4, 2021 (refer to Aris Transaction on page 7). This cash balance included funds released from escrow in conjunction with the Marmato mining title extension and closing of the Aris Transaction as outlined under Financing Activities on page 31.

•	Additions to mining interests, plant and equipment of $63.5 million in 2021 compared with $62.8 million in 2020 as set out in the table below;

•	$7.0 million used in 2021 to acquire the polymetallic recovery plant now operating in the Company’s Segovia mining title and producing zinc and lead concentrates;

•	$7.9 million spent in 2021 to subscribe for subscription receipts in Denarius (as described on page 30);

•	$6.7 million of cash in Gold X at the closing of the Gold X acquisition, of which the Company used $2.1 million to fund costs associated with the transaction; and,

•	A $4.5 million increase in gold bullion related to the 2,500 ounces held by the Company as part of its liquidity.

Additions to mining interests, plant and equipment in the consolidated statements of cash flow can be broken down between sustaining and non-sustaining capital expenditures as follows:

	Fourth Quarter			Year
	2021	2020	2021		2020

Sustaining capital and E&E costs NG
Segovia	$14,179	$13,484	$45,047		$35,656
Marmato	-	2,864	689		6,362

Total sustaining capital and E&E costs	14,179	16,348	45,736		42,018
Non-sustaining capital and E&E costs NG
Segovia brownfield exploration	1,034	1,607	2,603		1,823
Expansion of Segovia processing and material handling facilities and polymetallic plant	2,930	874	8,145		874
Segovia ESG initiative	-	-	-		3,000
Toroparu Project	6,768	-	9,121		-
Medellin office leasehold improvements	-	860	131		860
Marmato expansion and Juby Projects	-	6,036	1,464		15,556
Change in accounts payable and accrued liabilities related to capital expenditures	(2,942)	(2,189)	(3,974)		(1,738)
Change in amounts payable for acquisitions of mining interests	3	130	242		406

Additions to mining interests, plant and equipment	$21,972	$23,666	$63,468		$62,799

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Sustaining capital expenditures NG of $45.0 million at the Segovia Operations in 2021 included (i) $13.5 million for drilling under the Company’s ongoing exploration and mine geology campaigns at its four operating mines, (ii) $14.4 million for ongoing mine development, (iii) $10.2 million for the Company’s four mines including additional underground equipment and infrastructure improvements, (iv) $3.4 million for costs related to the ongoing construction activities at the El Chocho tailings storage facility and hydrological studies within the Segovia mining area and (vi) $3.5 million associated with upgrades at the Maria Dama plant and the Segovia site facilities in addition to ongoing health and safety initiatives.

Non-sustaining capital expenditures NG at the Segovia Operations in 2021 included (i) $2.6 million for the brownfield exploration program, primarily focused on the Vera, Marmajito and Cristales veins, (ii) $6.3 million related projects to expand the capacity of the Maria Dama processing plant to 2,000 tpd and to add additional crushing and blending facilities, (iii) $1.8 million related to the completion of construction of the new polymetallic recovery plant acquired earlier in 2021 that is now operating, and (iii) $0.1 million for leasehold improvement construction at the Company’s new management office in Medellin.

The Company has incurred a total of $9.1 million of non-sustaining capital expenditures in 2021 in connection with its investment in the Toroparu Project in Guyana. Since acquiring this E&E asset on June 4, 2021 through the Gold X acquisition (page 7), the Company has completed the preparation of an updated mineral resource estimate and PEA, announced in December 2021, that incorporates the new information related to high-grade drill results from a program carried out by Gold X in 2020 and early 2021. At this time, the Company is also engaged in various pre-construction activities, including hiring of the project team and key contractors, preparation of the camp facilities, revamping of the local airstrip to enhance logistics and access to the site, design and civil works related to the camp, road and water management, electrical network design, permitting, design of its initial ESG initiatives and various studies associated with environmental matters at the project site. Following completion of the PEA, the Company immediately commenced activities, including additional infill drilling, to advance the studies for the project to prepare a PFS to be finalized early in the third quarter of 2022, at which point construction of the project is expected to commence.

Solar Project Investment in Colombia

Pursuant to a letter of intent entered into in 2020 with Renergetica Colombia S.A.S., a subsidiary of Renergetica S.p.A., the Company has acquired, through its Segovia Operations, a solar project in the Tolima Region, Colombia (the “Suarez Project”). The Suarez Project will connect to the Colombian National Electric System. The capital cost of the Suarez Project, currently expected to total approximately $8.3 million, will benefit from special tax incentives in Colombia on investments in renewable energy. The Company has obtained all required permits to commence construction and is in the process of finalizing the construction schedule and financing related to the project with construction expected to commence later in 2022 and the plant to be operational in 2023.

Spin out of Zancudo Project to Denarius and Denarius Private Placements

On February 19, 2021, ESV Resources Ltd. (“ESV”), a company listed on the TSXV, completed an RTO transaction through the concurrent closing of the following three transactions:

•	The amalgamation of ESV with 1255269 B.C. Ltd. (the “Guia Antigua Vendor”) pursuant to a November 2020 Amalgamation Agreement. The Guia Antigua Vendor owned the rights for exploration, mining and

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processing operations and the commercialization of mineral products from the Guia Antigua Project located within the Company’s Segovia mining title. Pursuant to the Amalgamation Agreement, in exchange for all of the outstanding shares of the Guia Antigua Vendor, ESV issued 15,000,000 common shares to the former shareholders of the Guia Antigua Vendor and paid a financial advisory fee to a third party equal to 300,000 common shares;

•

The closing of the Guia Antigua Private Placement immediately prior to closing of the Amalgamation Agreement pursuant to which the Guia Antigua Subscription Receipts automatically converted into the equivalent number of common shares of the Guia Antigua Vendor for no additional consideration. These common shares were immediately exchanged in the RTO transaction for common shares of ESV on a one-for-one basis. In November 2020, the Guia Antigua Vendor had completed the Guia Antigua Private Placement for gross proceeds of approximately CA$8.4 million by issuing 18,675,053 Guia Antigua Subscription Receipts at a price of CA$0.45 per Guia Antigua Subscription Receipt. The Company had subscribed for 6,666,666 Guia Antigua Subscription Receipts amounting to CA$3.0 million (equivalent to $2.3 million); and

•

The acquisition by ESV, pursuant to a November 2020 Share Purchase Agreement, of all of the issued and outstanding shares of GCG Titiribi, a wholly-owned indirect subsidiary of the Company and owner of the Zancudo Project, in exchange for 27,000,000 common shares of ESV.

On closing of its RTO transaction, ESV changed its name to Denarius. On March 8, 2021, Denarius commenced trading on the TSXV under the symbol “DSLV”.

The 33,666,666 common shares of Denarius issued to the Company in the foregoing transactions represented approximately 36.2% of the issued and outstanding shares of Denarius at the closing of the RTO transaction.

The above transactions resulted in the Company having significant influence over Denarius as of February 19, 2021. As such, the Company equity accounts for its investment in Denarius after February 19, 2021.

In March 2021, the Company acquired 22,222,223 units of Denarius (“Denarius Subscription Receipts”) by participating in a private placement at a price of CA$0.45 per unit for a total cash consideration of CA$10.0 million (equivalent to $7.9 million). Each Denarius Subscription Receipt comprised one common share and one share purchase warrant entitling the holder to purchase one additional share at CA$0.80 until March 17, 2026. On closing of the private placement on April 29, 2021, the Denarius Subscription Receipts were exchanged for common shares and warrants of Denarius and the Company’s equity interest in Denarius decreased to 27.3% resulting on a gain on dilution of $2.0 million.

The Company recorded a loss of $5.8 million in 2021 related to its share of Denarius’ loss in the year.

Subsequent to December 31, 2021, on March 29, 2022, GCM acquired 3.4 million of Denarius in a block trade over the Chi-X Market at a price of CA$0.475 per share for an aggregate purchase price of approximately $1.3 million, increasing its equity interest to 28.6%.

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Financing activities

In 2021, net cash provided by financing activities was $359.7 million, compared with $23.6 million used in financing activities in 2020, including:

Financing activities of the Company

•

On August 9, 2021, the Company completed the $300 million Senior Notes financing (page 9) raising net proceeds to $286.0 million to fund the construction of the Toroparu Project, redemption of the remaining balance of Gold Notes and for general corporate purposes;

•

The Company completed three scheduled quarterly Amortizing Payments of its Gold Notes totaling approximately $10.8 million, including approximately $3.3 million of Gold Premiums, in 2021 compared with four scheduled quarterly Amortizing Payments totaling $19.3 million, including approximately $5.2 million of Gold Premium in 2020;

•

In 2021, the Company used $10.4 million of its cash position to fund a partial early redemption of $10.0 million aggregate principal amount of the Gold Notes in May, including the Applicable Premium of approximately $0.4 million, and then in September, the Company used approximately $18.8 million of the net proceeds of the Senior Notes financing to redeem the remaining $18.0 million aggregate principal amount of the Gold Notes outstanding and the Applicable Premium of approximately $0.8 million;

•

In 2020, the Company generated net proceeds of $29.5 million through a private placement of shares and warrants, of which it used $21.1 million of the net proceeds to fund a partial early redemption of $19.1 million aggregate principal amount of the Gold Notes and the Applicable Premium of approximately $2.0 million;

•	The Company paid $2.4 million of lease obligations, up from $2.3 million in 2020;
•	The Company paid interest totaling $2.7 million, principally related to its Gold Notes and Convertible Debentures, down from $4.7 million in 2020 due to the reduction in its debt;
•	The Company received approximately $0.7 million from exercises of stock options and warrants in 2021 compared with $3.9 million in 2020;
•

The Company used approximately $5.5 million to repurchase approximately 1.2 million common shares under its NCIB for cancellation in 2021 compared with $4.0 million to repurchase 0.9 million common shares for cancellation in 2020;

•	The Company implemented its dividend policy in August 2020 and in 2021, paid monthly dividend payments totaling $11.5 million compared with $1.4 million in 2020; and
•	The Company used $1.8 million in 2020 to acquire approximately 1.3 million additional common shares of Aris in the open market.

Financing activities of Aris (prior to the loss of control in February 2021)

•

In 2021, in conjunction with the receipt of the Marmato mining title extension and the closing of the Aris Transaction in early 2021, a total of $131.3 million of net proceeds from the Aris Gold Notes and the Aris Subscription Receipts were released from escrow; and

•

In 2020, Aris’ financing activities included the release of $4.7 million of funds held in escrow on closing of the Bluenose RTO, the transfer by the Company of $23.2 million of cash to cash in escrow in connection with the Aris financings, and a total of $5.4 million of share issue and financing costs associated with the Aris financings and RTO Transaction were incurred.

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Early Redemption of CA$2 Million of Convertible Debentures in April 2021

On April 5, 2021, the Company redeemed CA$2.0 million aggregate principal amount of the Convertible Debentures. The holders elected to use their option to have the redemption amount settled with shares rather than receive cash. As such, the Company issued a total of 421,050 common shares to holders of the Convertible Debentures.

Early Redemption of $10 Million of Gold Notes in May 2021

On May 10, 2021, the Company completed an early optional redemption of $10.0 million aggregate principal amount of Gold Notes. The redemption price was equal to 104.13% of the aggregate principal amount of the Gold Notes redeemed plus accrued interest.

Early Redemption of Remaining $18 Million of Gold Notes on September 9, 2021

On September 9, 2021, the Company completed an early redemption of the remaining $18.0 million aggregate principal amount of Gold Notes at which time the Gold Notes were delisted from the TSX. The redemption price was equal to 104.13% of the aggregate principal amount of the Gold Notes redeemed plus accrued interest.

Financial Instruments

The fair values of cash and cash equivalents, cash in trust, accounts receivable and accounts payable and accrued liabilities (including amounts payable for acquisitions of mining interests), approximate their carrying values due to the short term to maturity of these financial instruments. The Gold X Mining warrants, Aris Gold Notes, Aris Listed and RTO Warrants, Denarius Subscription Receipts, DSU and PSU liabilities, Convertible Debentures, Listed Warrants and Unlisted Warrants are all carried at fair value through profit and loss (“FVTPL”). The Senior Notes are carried at amortised cost.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Accounting Policy Changes

There were no accounting policy changes during the three months ended December 31, 2021.

The Company adopted a new accounting policy in respect of its holdings of gold bullion, which is a commodity measured at the lower of average cost and net realizable value determined based on the spot price at the period end by reference to published price quotations. In the event a previously recognized impairment subsequently reverses, an unrealized gain will be recognized up to the original cost amount.

In connection with the Gold X acquisition, the Company elected to recognize its initial investment in Gold X at cost as part of the consideration paid in the transaction. The Company also adopted the following new accounting policy with respect to deferred revenue.

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Deferred revenue

Upfront deposits received for streaming agreements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15, Revenue from contracts with customers. The Wheaton PMPA is subject to delivery of gold and silver produced at the Toroparu Project. As gold and silver deliveries are made, the Company will recognize a portion of the deferred revenue as revenue, calculated on a per unit basis using the total number of gold and silver ounces expected to be delivered over the life of mine of the mine.

The consideration received from payments for deliveries made under streaming arrangements is considered variable, subject to changes in the total estimated gold and silver ounces to be delivered and gold and silver prices. Changes to variable consideration are accounted for prospectively as a cumulative catch-up and are recorded in revenue in the consolidated statements of operations.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make significant estimates and assumptions in determining carrying values. Estimates are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ significantly from the amounts included in the consolidated financial statements. The critical estimates applied in the preparation of the Company’s Financial Statements are consistent with those applied and disclosed in Note 4 to the Financial Statements.

Valuation of long-lived assets

The carrying amounts of property, plant and equipment and E&E assets are assessed for any impairment triggers such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount.

The Company considers both internal and external sources of information in assessing whether there are any indications that long-lived assets are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its long-lived assets. Internal sources of information the Company considers include the manner in which property, plant and equipment are being used or are expected to be used, and in respect of E&E assets, the right to explore in the specific area has or will expire in the future and is not expected to be renewed, substantive E&E expenditures are neither budgeted or planned, exploration has not led to the discovery of commercially viable quantities of mineral resources or sufficient data exists that although development of a specific area is likely to proceed, the carrying amount of the E&E assets is unlikely to be recovered.

Provision for decommissioning

The Company assesses its provision for decommissioning when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and

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regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the decommissioning work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could also change the extent of reclamation and remediation work required to be performed by the Company. Changes in future costs could materially impact the amounts charged to operations for such obligations and to mineral properties. The provision represents management’s best estimate of the present value of the future decommissioning obligation. Actual future expenditures may differ from the amounts currently provided.

Fair values of financial assets and liabilities

As noted under “Financial Instruments” on page 32, the Company has several financial assets and liabilities recorded at FVTPL. Fair values of many of these financial assets liabilities, as described in more detail in the Financial Statements, have been determined based on a valuation methodology that captures all of the features in a set of partial differential equations that are then solved numerically to arrive at the value of these financial instruments. The fair value estimates are based on numerous assumptions including, but not limited to, commodity prices, time value, volatility factors, risk-free rates and credit spreads. The fair value estimates may differ from actual fair values and these differences may be significant and could have a material impact on the Company’s financial position and results of operations. The fair value of the listed warrants of the Company and Aris are determined using quoted prices in an active market.

Deferred Revenue

Judgment was required in determining the accounting for the PMPA with Wheaton included in the Gold X acquisition which has been reported as deferred revenue.

Upfront cash deposits received for streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15. These contracts are not financial instruments because they will be satisfied through the delivery of non-financial items (i.e. delivery of gold and silver ounces), rather than cash or financial assets. Under the PMPA, the Company is required to satisfy the performance obligations in reference to the Toroparu Project’s production and revenue will be recognised over the duration of the PMPA as the Company satisfies its obligation to deliver gold and silver.

The fair value or $84.0 million allocated to the PMPA in the Gold X acquisition has been recorded on the statement of financial position as deferred revenue. The additional $138.0 million of upfront deposits will also be recorded as deferred revenue as received. On commencement of commercial operations, the deferred revenue will be recognized as revenue in profit or loss proportionally based on the metal ounces delivered in relation to the expected total metal ounces to be delivered over the life of the Toroparu Project.

Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognizeded as revenue. Any changes in the estimates are accounted for prospectively as a cumulative catch-up in the year that the estimates above changed.

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Key inputs into the estimate of the amount of deferred revenue that should be recognized are as follows:
Valuation Inputs	Description

Financing Rate

IFRS 15 requires the Company to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations.

Long-term commodities price curves	Estimates of the long-term commodities prices are estimated in order to calculate the expected revenue value per ounce to be recognized from deferred revenue for each delivery to Wheaton.

Life of Mine Production

Life of mine production is estimated giving consideration to IFRS 15 requirements constraining estimates of variable consideration and therefore is based on the approved life of mine for the Toroparu Project and the portion of resources anticipated to be converted to reserves and mined.

Timing of construction milestones	The expected timing for when the Company will achieve the construction milestone requirements for the additional funding from Wheaton have been estimated based on the prefeasibility study.

Recent Accounting Pronouncements

Accounting Standards Not Yet Adopted

IAS 16, Property, Plant and Equipment

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant, and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022. This standard is not expected to have a material impact on the consolidated financial statements.

IFRS 3 – Business Combinations

The IASB has issued an amendment to IFRS 3, Business Combinations adding an exception to its requirement for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. This exception specifies that for some assets and liabilities, an entity applying IFRS 3 should instead refer to IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendment is effective for annual periods beginning on or after January 1, 2022. This standard is not expected to have a material impact on the consolidated financial statements.

IFRS 9 – Financial Instruments

The IASB has issued an amendment to IFRS 9, Financial Instruments clarifying which fees to include in the test in assessing whether to derecognize a financial liability. Only those fees paid or received between the borrower and the lender, including fees paid or received by either the entity or the lender on the other’s behalf are included. The amendment is effective for annual periods beginning on or after January 1, 2022. This standard is not expected to have a material impact on the consolidated financial statements.

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IAS 1 – Presentation of Financial Statements

The IASB has issued an amendment to IAS 1, Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendment clarifies that the classification of liabilities as current or non-current depends on the rights existing at the end of the reporting period as opposed to management’s intentions or expectations of exercising the right to defer settlement of the liability. Management would classify debt as non-current only when the Company complies with all the conditions at the reporting date. The amendments further clarify that settlement of a liability refers to the transfer of cash, equity instruments, other assets or services to the counterparty.

The amendments are effective for annual periods beginning on or after January 1, 2024 and are to be applied retrospectively, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

IAS 37 – Provisions, contingent liabilities and contingent assets

The IASB has issued an amendment to IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the ‘costs of fulfilling a contract’ comprise both (i) the incremental costs (e.g. direct labour and materials) and (ii) an allocation of other direct costs (e.g. an allocation of the depreciation charge for an item of PPE used in fulfilling the contract).

The amendment is effective for annual periods beginning on or after January 1, 2022. This standard is not expected to have a material impact on the consolidated financial statements.

IAS 8 – Definition of Accountings Estimates

The IASB has issued an amendment to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

IAS 12 – Income Taxes

The IASB has issued an amendment to IAS 12 – Income Taxes to narrow the scope of the initial recognition exemption (IRE) so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

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Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure controls and procedures and internal controls over financial reporting have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated on a timely basis. Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for evaluating the disclosure controls and procedures and internal controls over financial reporting. In making its assessment of internal controls, management used the Internal Control – Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures and internal controls over financial reporting were effective as at December 31, 2021. There have been no changes in the Company’s internal controls over financial reporting during the three months ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Non-IFRS Measures

The Company has included non-IFRS measures in this MD&A such as Free Cash Flow, average realized gold price per ounce sold, total cash costs (by-product) per ounce sold, AISC per ounce sold, EBITDA, adjusted EBITDA and adjusted net income. These non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to other issuers. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s underlying performance of its core operations and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-IFRS measures referred to in this MD&A are defined as follows:

•	“Average realized gold and silver price per ounce sold” is calculated by dividing gold or silver revenue, as applicable, by the respective number of ounces sold.

•

“Total cash costs per ounce sold” on a by-product basis is calculated by deducting revenues from silver sales from production cash costs and production taxes and dividing the sum by the number of gold ounces sold. Production cash costs include mining, milling, mine site security and mine site administration costs.

•	“AISC per ounce sold” includes total cash costs (as defined above) and adds the sum of G&A, social

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programs and contributions related to current operations, sustaining capital and certain exploration and evaluation (“E&E”) costs, lease payments, provision for environmental fees, if applicable, and rehabilitation costs paid, all divided by the number of ounces sold. As this measure seeks to reflect the full cost of gold production from current operations, capital and E&E costs related to expansion or growth projects (“non-sustaining capital expenditures”) are not included in the calculation of AISC per ounce. Additionally, certain other cash expenditures, including income and other tax payments, financing costs and debt repayments, are not included in AISC per ounce.

•

“Sustaining capital expenditures” represents capital expenditures at existing operations comprising exploration and mine geology, mine development costs and ongoing replacement of mine equipment and other capital facilities and does not include non-sustaining capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Reference should be made to the reconciliation on page 28 of the Company’s sustaining and non-sustaining capital expenditures to the additions to mining properties, plant and equipment in the consolidated statements of cash flows.

•

“Adjusted EBITDA” represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization (“EBITDA”), adjusted to exclude impairment charges and reversals, gains or losses on asset dispositions, share-based compensation, gains/losses on financial instruments, gains or losses from equity accounting in investees and foreign exchange gains/losses.

•

“Adjusted net income or loss” excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges and reversals, debt financing costs, unrealized and non-cash gains/losses on financial instruments, foreign exchange gains/losses and gains or losses from equity accounting in associates as well as other significant non-cash, non-recurring items.

•

“Free Cash Flow” is a common performance measure in the gold mining industry with no standardized meaning. The Company calculates free cash flow by deducting additions to mining interests from net cash provided by operating activities. Capital expenditures related to the Toroparu Project, which are being funded by the net proceeds of the Senior Notes and the Wheaton PMPA, are excluded from additions to mining interests for the purpose of the Free Cash Flow calculation. The Company discloses Free Cash Flow as it believes the measure assists investors and analysts in evaluating the Company’s ability to generate cash flow after exploration, development and capital expenditures to service its debt obligations, pay dividends, make investments and build the cash resources of the Company.

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The following table reconciles the Company’s average realized gold price, total cash costs and AISC per ounce sold and adjusted EBITDA by operating segment as disclosed in this MD&A for the fourth quarters of 2021 and 2020:

	Fourth Quarter 2021				Fourth Quarter 2020
($000’s except ounces and per ounce data)	Segovia Operations	Marmato Operations	(1)	Total	Segovia Operations	Marmato Operations	(1)	Total

Gold sales (ounces)	51,716	-		51,716	45,889	6,589		52,478

Revenue
Gold	$92,180	$-		$92,180	$86,073	$12,323		$98,396
Silver	1,443	-		1,443	1,050	227		1,277

	$93,623	$-		$93,623	$87,123	$12,550		$99,673

Average realized gold price per ounce sold	$1,782	$-		$1,782	$1,876	$1,870		$1,875

Total cash costs
Production costs	$40,841	$-		$40,841	$36,290	$8,382		$44,672
Production taxes	3,069	-		3,069	2,851	1,205		4,056
Silver revenues	(1,443)	-		(1,443)	(1,050)	(227)		(1,277)

Total cash costs on a by-product basis	$42,467	$-		$42,467	$38,091	$9,360		$47,451

Total cash costs per ounce sold	$821	$-		$821	$830	$1,421		$904

AISC
Total cash costs on a by-product basis	$42,467	$-		$42,467	$38,091	$9,360		$47,451
G&A, excluding DD&A	6,374	-		6,374	3,010	1,704		4,714
Social programs and contributions	3,646	-		3,646	2,707	448		3,155
Sustaining capital and E&E costs (3)	14,179	-		14,179	13,484	2,864		16,348
Provision for environmental fees	2,325	-		2,325	-	-		-
Payment of rehabilitation obligations	30	-		30	(1)	-		(1)
Lease payments	723	-		723	786	71		857

Total	$69,744	$-		$69,744	$58,077	$14,447		$72,524

AISC per ounce sold	$1,349	$-		$1,349	$1,266	$2,193		$1,382

Adjusted EBITDA (2)	$37,368	$-		$37,368	$42,265	$811		$43,076

(1)

The methodology used to calculate total cash cost per oz and AISC per oz for the Marmato Operations reflects the Company’s approach and differs in certain aspects with Aris’ approach. The Marmato Operations data in the fourth quarter of 2020 represents operating results prior to February 4, 2021, the date of loss of control of Aris. Thereafter, the Company is using equity accounting for its investment in Aris.

(2)

Adjusted EBITDA is calculated as total revenue less the sum of production costs, production taxes, G&A (excluding DD&A) and social programs and contributions, all as shown in the table above. Refer also to the reconciliation of Adjusted EBITDA in the table on page 41.

(3)	Refer to the reconciliation on page 28 to Additions to Mining Interests, Plant and Equipment in the Financial Statements.

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The following table reconciles the Company’s average realized gold price, total cash costs and AISC per ounce sold and adjusted EBITDA by operating segment as disclosed in this MD&A to the Financial Statements for the years ended December 31, 2021 and 2020:

	Year 2021				Year 2020
($000’s except ounces and per ounce data)	Segovia Operations	Marmato Operations	(1)	Total	Segovia Operations	Marmato Operations	(1)	Total

Gold sales (ounces)	207,362	2,680		210,042	197,060	23,830		220,890

Revenue

Gold	$371,884	$5,003		$376,887	$344,566	$42,116		$386,682

Silver	5,628	96		5,724	3,565	674		4,239

	$377,512	$5,099		$382,611	$348,131	$42,790		$390,921

Average realized gold price per ounce sold	$1,793	$1,867		$1,794	$1,749	$1,767		$1,751

Total cash costs

Production costs	$162,171	$3,970		$166,141	$129,320	$28,516		$157,836

Production taxes	12,279	400		12,679	11,944	3,994		15,938

Silver revenues	(5,628)	(96)		(5,724)	(3,565)	(674)		(4,239)

Total cash costs on a by-product basis	$168,822	$4,274		$173,096	$137,699	$31,836		$169,535

Total cash costs per ounce sold	$814	$1,595		$824	$699	$1,336		$768

AISC

Total cash costs on a by-product basis	$168,822	$4,274		$173,096	$137,699	$31,836		$169,535

G&A, excluding DD&A	17,688	436		18,124	14,762	3,984		18,746

Social programs and contributions	11,690	29		11,719	9,706	931		10,637

Sustaining capital and E&E costs (3)	45,047	689		45,736	35,656	6,362		42,018

Provision for environmental fees	2,325	-		2,325	-	-		-

Payment of rehabilitation obligations	30	-		30	53	-		53

Lease payments	2,394	28		2,422	2,152	123		2,275

Total	$247,996	$5,456		$253,452	$200,028	$43,236		$243,264

AISC per ounce sold	$1,196	$2,036		$1,207	$1,015	$1,814		$1,101

Adjusted EBITDA (2)	$171,359	$264		$171,623	$182,399	$5,365		$187,764

(1)

The methodology used to calculate total cash cost per oz and AISC per oz for the Marmato Operations reflects the Company’s approach and differs in certain aspects with Aris’ approach. The Marmato Operations data in the year ended December 31, 2021 represents operating results only for the period from January 1 to February 4, 2021, the date of loss of control of Aris. Thereafter, the Company is using equity accounting for its investment in Aris.

(2)

Adjusted EBITDA is calculated as total revenue less the sum of production costs, production taxes, G&A (excluding DD&A) and social programs and contributions, all as shown in the table above. Refer also to the reconciliation of Adjusted EBITDA in the table on page 41.

(3)	Refer to the reconciliation on page 28 to Additions to Mining Interests, Plant and Equipment in the Financial Statements.

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The following table provides a reconciliation of adjusted EBITDA to the Financial Statements:

	Fourth Quarter		Year
	2021	2020	2021	2020

Net income (loss)	$6,606	$(51,275)	$179,968	$(27,571)
Income tax expense	11,436	22,299	51,737	65,616
Finance costs, net of finance income	5,986	9,192	17,169	28,787
Depreciation and amortization	8,108	6,554	31,549	25,008

EBITDA	32,136	(13,230)	280,423	91,840
Share-based compensation expense	979	2,345	1,677	7,811
Aris and Bluenose RTO Transactions costs	-	-	9,817	16,700
(Gain) loss on financial instruments	2,432	51,609	(49,624)	72,869
Gain on loss of control of Aris	-	-	(56,886)	-
Gain on sale of assets	-	-	(8,913)	-
Gain on sale of securities	-	-	-	(3,099)
Loss (gain) from equity accounting in associates	2,290	(2,338)	(2,192)	(321)
Foreign exchange (gain) loss	(469)	4,690	(2,679)	1,964

Adjusted EBITDA	$37,368	$43,076	$171,623	$187,764

The following table provides details of the primary components of adjusted EBITDA:

	Fourth Quarter		Year
	2021	2020	2021	2020

Revenue	$93,623	$99,673	$382,611	$390,921
Cost of sales, excluding DD&A	(46,235)	(48,728)	(181,145)	(173,774)
G&A, excluding DD&A	(6,374)	(4,714)	(18,124)	(18,746)
Social programs and contributions	(3,646)	(3,155)	(11,719)	(10,637)

Adjusted EBITDA	$37,368	$43,076	$171,623	$187,764

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The following table provides a reconciliation of adjusted net income to the Financial Statements:

	Fourth Quarter		Year
	2021	2020	2021	2020

Net income (loss)	$6,606	$(51,275)	$179,968	$(27,571)
Aris and Bluenose RTO Transactions costs	-	-	9,817	16,700
Loss (gain) on financial instruments	2,432	51,609	(49,624)	72,869
Gain on loss of control of Aris	-	-	(56,886)	-
Gain on sale of assets	-	-	(8,913)	-
Gain on sale of securities	-	-	-	(3,099)
Accretion of discount on Senior Notes	538	-	862	-
Debt financing costs	-	4,366	149	14.365
Foreign exchange (gain) loss	(469)	4,690	(2,679)	1,964
Loss (gain) from equity accounting in associates	2,290	(2,338)	(2,192)	(321)
Income tax effect on adjustments	313	651	1,066	1,035

Adjusted net income	$11,710	$7,703	$71,568	$75,942

The following table provides a reconciliation of adjusted basic and adjusted diluted earnings per share:

	Fourth Quarter		Year
	2021	2020	2021	2020

Adjusted net income	$11,710	$7,703	$71,568	$75,942
Adjusted non-controlling interest	-	1,787	525	2,023

Adjusted net income attributable to shareholders	11,710	9,490	72,093	77,965
Add: Interest expense on Convertible Debentures, net of tax	286	308	1,180	1,192

Adjusted net income for fully diluted computation	$11,996	$9,798	$73,273	$79,157

Weighted average number of shares (000’s)
Basic	98,405	61,672	82,812	60,700
Add: Impact of stock options and warrants	7,755	8,203	8,284	7,612
Add: Impact of conversions of Convertible Debentures	3,789	4,211	3,789	4,211

Fully diluted	109,949	74,086	94,885	72,523

Adjusted earnings per share
Basic	$0.12	$0.15	$0.87	$1.28
Diluted	0.11	0.13	0.77	1.09

The following table provides a reconciliation of Free Cash Flow to the Financial Statements:

	Fourth Quarter		Year
	2021	2020	2021	2020

Net cash provided by operating activities	$27,413	$29,494	$80,554	$136,378

Additions to mining interests
Total additions per cash flow statement	(21,972)	(23,666)	(63,468)	(62,799)
Add: Toroparu Project capital expenditures	6,768	-	9,121	-
Net additions to mining interests	(15,204)	(23,666)	(54,347)	(62,799)

Free Cash Flow	$12,209	$5,828	$26,207	$73,579

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Risks and Uncertainties

Exploration, development and mining of precious metals involve numerous inherent risks as a result of the economic conditions in the various areas of operation. As such, the Company is subject to several financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated.

Such risks include:

•	Liquidity risks;

•	Metal price volatility;

•	Future production rates;

•	Financing risks;

•	Indebtedness of the Company;

•	Servicing indebtedness;

•	The Company and its subsidiaries may incur additional indebtedness;

•	Indebtedness – restrictive covenants;

•	Current global markets and economic conditions;

•	Availability and cost of supplies;

•	Exploration, development and operations;

•	Risks with title to mineral properties;

•	Changes in environmental laws;

•	Mining risks and insurance risks;

•	Price risk;

•	Currency risk;

•	Regulatory approvals;

•	Environmental permits;

○	Segovia Project;

○	Toroparu Project;

•	Changes in legislation;

•	Corruption;

•	Labour matters and employee relations;

•	Economic and political factors:

○	Colombia:

○

Emerging market country; economic and political developments; exchange controls; decline in economic growth; seizure or expropriation of assets; protection of mining rights; local legal and regulatory systems; Colombia is a less developed country; and guerilla and other criminal activity;

○	Guyana:

○	Political instability; exchange controls; decline in economic growth; and protection of mining rights;

○	Venezuela;

•	Use of and reliance on experts outside Canada;

•	Integration risks;

•	Governmental regulation and permitting;

•	Decommissioning liabilities;

•	Shortage of experienced personnel and equipment;

•	Potential conflicts of interest;

•	Possible volatility of stock price;

•	Repatriation of earnings;

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•	Enforcement of civil liabilities;

•	Forward-looking information may prove inaccurate;

•	Infrastructure;

•	Joint ventures;

•	Competition;

•	Dividends;

•	Service of process and enforcement of judgments outside Canada;

•	COVID-19 Virus; and

•	Other risks.

If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently aware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the prices of the Company’s securities could decline and investors may lose all or part of their investment.

Readers are encouraged to read and consider the risk factors listed above, which are more specifically described in the Company’s Annual Information Form dated as of March 31, 2022 which is available on the Company’s web site at www.gcm-mining.com and on www.sedar.com. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this MD&A constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements, including but not limited to statements with respect to anticipated business plans or strategies, gold production, total cash costs and AISC per ounce sold, capital expenditures, dividends and NCIB purchases, involve known and unknown risks, uncertainties and other factors which may cause the actual actions, events and results to be materially different from estimated actions, events or results expressed or implied by such forward-looking statements. The Company believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated as of March 31, 2022, which is available for review on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.

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